UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F

☒

Form 40-F

☐

This

Form 6-K

consists of

the

UBS AG

audited standalone

financial statements

for the

year ended

31 December
2024, as

well as the

consent of Ernst

& Young

Ltd. with respect

thereto, which appear

immediately following this
page.

UBS AG

Standalone financial statements and regulatory

information for the year ended
31 December 2024

Table of contents
1
Report of the statutory auditor
8
UBS AG standalone financial statements (audited)
8
Income statement
9
Balance sheet
10
Off-balance sheet
11
Statement of changes in equity
12
1

Name, legal form and registered office
12
2

Accounting policies
17
3a

Net trading income by business
17
3b

Net trading income by underlying risk category
18
4

Investments in subsidiaries and other participations
18
5

Sundry ordinary income and expenses
19
6

Personnel expenses
19
7

General and administrative expenses
20 8
Changes in provisions for litigation, regulatory and
similar matters, and other provisions
20
9

Extraordinary income and expenses
21
10

Taxes
21
11

Securities financing transactions
22
12a

Collateral for loans and off-balance sheet
transactions
23
12b

Credit-impaired financial instruments
23
13

Allowances and provisions
24
13a

Allowances for credit losses
24
13b

Provisions
25
13c

Development of allowances and provisions for credit
losses
27
13d

Balance sheet and off-balance sheet positions subject
to ECL
29
13e

Financial assets subject to credit risk, by rating
category
33
14

Trading portfolio and other financial instruments
measured at fair value
34
15

Derivative instruments
36
16a

Financial investments by instrument type
36
16b

Financial investments by counterparty rating – debt
instruments
36
17a

Other assets
37
17b

Other liabilities
37
18

Pledged assets
38
19

Country risk of total assets
39
20

Structured debt instruments
39
21

Funding eligible as total loss-absorbing capacity at
the UBS AG level
40
22a

Share capital
40
22b

Significant shareholders
41
23

Post-employment benefit plans
42
24

Related parties
43
25

Fiduciary transactions
43
26a

Invested assets and net new money
43
26b

Development of invested assets
44
Statement of proposed appropriation of total profit
and dividend distribution
45
UBS AG standalone regulatory information
45
Key metrics of the fourth quarter of 2024
46
Swiss systemically relevant bank going and gone concern
requirements and information
49
Climate risk
50
Appendix

EY
Shape the future
with confidence

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS AG, Zurich and Basel

Basel, 14 March 2025

Report of the statutory auditor

Report on the audit of the financial statements

Opinion
We have audited the financial statements of UBS AG (the Company), which comprise the balance sheet as at 31 December 2024, the income statement and the statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

UBS AG standalone

Shape the future
with confidence

Valuation of investments in subsidiaries and other participations

Area of focus	As of 31 December 2024, the carrying amount of UBS AG's investments in subsidiaries and other participations is USD 73.1 billion. Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually, with the recoverable amount being determined using a discounted dividend model. Due to the inherent uncertainties in valuing investments in subsidiaries, including forecasting and management's judgments, and considering the significance of the account we identified this area as a key audit matter.
Our audit response	Our audit procedures included the review of management's process over the valuation of investments in subsidiaries and other participations, including impairment tests. We obtained an understanding and evaluated the relevant controls addressing the identified risks and tested the design and operating effectiveness of these controls. Our focus was on controls over the review of the valuation models and the estimation of future cashflows, as well as governance and oversight over management's valuation process. We assessed the appropriateness of the valuation methodology, taking into account the nature of the investment and the underlying business. With the support of valuation specialists, we assessed the assumptions and methodologies used by management, to determine the recoverable amount of the investment in subsidiaries and other participations. We also assessed the relevant disclosures regarding investments in subsidiaries and other participations (within note 4 to the financial statements).

UBS AG standalone

EY
Shape the future
with confidence

Valuation of complex or illiquid instruments at fair value

Area of focus	At 31 December 2024, UBS AG held financial assets and liabilities measured at fair value, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, brokerage payables designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Company used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics and inflation. The valuation techniques that required especially complex judgement included discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, interest rate and FX correlation and equity volatility.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instrument valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists. We used independent models and inputs and compared inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed management's disclosures regarding fair value measurement (within Notes 15, 16a and 16b to the financial statements).

UBS AG standalone

Shape the future
with confidence

Expected credit losses

Area of focus	UBS AG applies in its standalone financial statements the ECL approach which is used in its consolidated financial statements under the IFRS Accounting Standards. ECL is recognized for financial assets measured at amortized cost, fee and lease receivables, claims arising from Group-internal funding presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity, guarantees, irrevocable loan commitments, revolving revocable credit lines, and forward starting reverse repurchase and securities borrowing agreements. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment ("stage 3" as well as losses inherent in the loan portfolio that are not specifically identified ("stage 1 and stage 2"). Management's ECL estimates represent the difference between contractual cash flows and those the Company expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"). Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, post-model adjustments, and the credit risk models used to estimate stage 1 and stage 2 ECL. The macroeconomic developments during 2024, including persisting geopolitical tensions and inflation, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required higher management judgement, specifically within the following three areas: (i) scenario selection, including assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions; and (iii) post-model adjustments. Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

UBS AG standalone

Shape the future
with confidence

Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and selected post-model adjustments. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis. We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of data flow and calculation logic in the ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures. For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis. We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 13a to 13e to the financial statements).

UBS AG standalone

Legal provisions

Area of focus

UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established.

Auditing management's assessment of legal provisions was complex and judgmental due to the significant subjectivity involved in management's estimate of the amount and probability that an outflow of resources will be required for existing legal matters, including inquiries regarding cross-border wealth management businesses. The legal provisions for these matters are based on management's estimation of the amount and likelihood of the occurrence of certain scenarios.

Our audit response

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the amount and likelihood of the occurrence of certain scenarios.

Where appropriate, we assessed the methodologies on which the provision amounts were based, recalculated the provisions and tested the underlying information. We inspected internal and external legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary. We also assessed the appropriateness of the accounting treatment for the remeasurement of legal provisions.

We also assessed management's disclosure regarding legal provisions (within Note 13b to the financial statements).

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

UBS AG standalone

Shape the future with confidence

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Kristina Prenrecaj
Licensed audit expert

UBS AG standalone

UBS AG standalone financial statements

(audited)

UBS AG standalone financial statements (audited)
Income statement
USD m CHF m
For the year ended For the year ended
Note 31.12.24 31.12.23 31.12.24 31.12.23
Interest and discount income 30,753 18,473 27,217 16,540
Interest and dividend income from trading portfolio 4,063 2,664 3,607 2,389
Interest and dividend income from financial investments 1,544 1,216 1,364 1,089
Interest expense (39,684) (24,683) (35,129) (22,104)
Gross interest income (3,324) (2,330) (2,940) (2,086)
Credit loss (expense) / release 13 (206) (13) (179) (13)
Net interest income (3,531) (2,343) (3,120) (2,099)
Fee and commission income from securities and investment business and other fee and
commission income 4,256 2,435 3,760 2,193
Credit-related fees and commissions 330 125 292 111
Fee and commission expense (1,041) (705) (920) (632)
Net fee and commission income 3,545 1,855 3,132 1,672
Net trading income

3

9,451 7,253 8,334 6,527
Net income from disposal of financial investments 68 43 52 38
Dividend income from investments in subsidiaries and other

participations
4 6,275 5,430 5,730 4,862
Income from real estate holdings 463 405 409 363
Sundry ordinary income 5 2,814 1,596 2,470 1,426
Sundry ordinary expenses 5 (800) (407) (700) (366)
Other income from ordinary activities 8,821 7,068 7,960 6,323
Total operating income 18,286 13,832 16,307 12,422
Personnel expenses 6 5,511 3,408 4,868 3,063
General and administrative expenses 7 8,097 4,118 7,144 3,684
Subtotal operating expenses 13,608 7,526 12,012 6,747
Impairment of investments in subsidiaries and other participations 4 543 3,715 500 3,343
Depreciation, amortization and impairment of property, equipment, software and intangible
assets 1,028 765 907 687
Changes in provisions for litigation, regulatory and similar matters, and other provisions
8
1,078 33 942 29
Total operating expenses 16,258 12,040 14,361 10,805
Operating profit 2,028 1,792 1,946 1,617
Extraordinary income 9 4,211 34 3,693 32
Extraordinary expenses 9 600 2 505 2
Tax expense / (benefit) 10 501 310 451 283
Net profit / (loss)

5,138 1,515 4,684 1,364

UBS AG standalone financial statements

(audited)

Balance sheet

USD m CHF m
Note 31.12.24 31.12.23 31.12.24 31.12.23
Assets
Cash and balances at central banks 13 69,614 49,449 63,217 41,620
Due from banks 13, 24 96,243 56,082 87,399 47,204
Receivables from securities financing transactions

11, 13, 24 117,338 69,381 106,555 58,398
Due from customers 12, 13, 24 148,955 107,463 135,266 90,451
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing capacity
1
12, 13, 24 43,652 29,380 39,640 24,729
Mortgage loans 12, 13 8,438 5,116 7,662 4,306
Trading portfolio assets 14 148,686 124,682 135,022 104,943
Derivative financial instruments 15 21,941 10,056 19,925 8,464
Financial investments 16 39,850 40,874 36,188 34,403
Accrued income and prepaid expenses 13 4,194 3,000 3,808 2,525
Investments in subsidiaries and other participations 4 73,103 48,090 66,385 40,477
Property, equipment and software 5,364 5,049 4,871 4,250
Other assets 12, 13, 17 13,918 9,905 12,638 8,336
Total assets 791,297 558,527 718,576 470,106
of which: subordinated assets 34,918 20,183 31,709 16,988
of which: subject to mandatory conversion and / or debt waiver

33,344 19,250 30,279 16,202
Liabilities
Due to banks 24 87,538 62,428 79,493 52,545
Payables from securities financing transactions

11,24 42,638 23,774 38,720 20,011
Due to customers 24 227,493 147,388 206,587 124,055
Funding received from UBS Group AG measured at amortized cost 21, 24 113,898 70,620 103,431 59,440
Trading portfolio liabilities 14 29,316 27,280 26,622 22,961
Derivative financial instruments 15 14,005 16,921 12,718 14,242
Financial liabilities designated at fair value 14, 20 102,901 80,859 93,444 68,058 of which: funding received from UBS Group AG 20, 21, 24 4,998 2,711 4,539 2,282
Bonds issued 21 72,673 67,144 65,994 56,514
Accrued expenses and deferred income 8,230 5,474 7,474 4,608
Other liabilities 17 5,196 1,755 4,718 1,475
Provisions 13 3,101 2,008 2,816 1,690
Total liabilities 706,989 505,650 642,016 425,600
Equity
Share capital 22 386 386 380 380
Statutory capital reserve 65,627 36,334 60,185 35,655
of which: capital contribution reserve

2
77,661 22,190 70,626 23,936

of which: other statutory capital reserve
(12,034) 14,144 (10,441) 11,719
Voluntary earnings reserve 13,157 14,642 11,311 7,107
Net profit / (loss) for the period 5,138 1,515 4,684 1,364
Total equity

84,308 52,877 76,560 44,506
Total liabilities and equity 791,297 558,527 718,576 470,106 of which: subordinated liabilities 121,588 77,573 110,414 65,293 of which: subject to mandatory conversion and / or debt waiver

120,865 77,012 109,757 64,820
1 Represents the Swiss GAAP carrying amount of instruments

qualifying as total loss-absorbing capital at the

level of the respective subsidiaries.

2 The amount of the capital contribution reserve represents

Credit
Suisse AG’s capital

contribution reserve and nominal

share capital as of 31

December 2023 transferred

upon the merger of UBS

AG and Credit Suisse

AG, in addition

to the existing capital

contribution reserve of
USD 22.2bn of UBS AG. Refer to Note 2c for more information. The amount of the capital contribution reserve is subject to formal review and confirmation by the Swiss Federal Tax

Administration.

UBS AG standalone financial statements

(audited)

Balance sheet (continued)
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Off-balance sheet items
Contingent liabilities, gross 34,989 31,360 31,773 26,395
Sub-participations (1,141) (990) (1,036) (834)
Contingent liabilities, net 33,848 30,369 30,737 25,562
of which: guarantees to third parties related to subsidiaries 8,389 6,362 7,618 5,355
Irrevocable loan commitments, gross 44,469 19,900 40,382 16,749
Sub-participations (26) (8) (24) (7)
Irrevocable loan commitments, net 44,443 19,892 40,359 16,743
Forward starting transactions
1
101,465 102,122 92,140 85,955
of which: forward starting reverse repurchase agreements 64,036 63,527 58,151 53,470 of which: repurchase agreements 37,428 38,595 33,989 32,485
Liabilities for calls on shares and other equity instruments 5 5 4 4
1 Cash to be paid in the future by either UBS AG or the counterparty.
Off-balance sheet items
Contingent liabilities include

indemnities and guarantees

issued by UBS

AG for the

benefit of subsidiaries

and creditors
of subsidiaries.
Where

the

indemnity

amount

issued

by

UBS

AG

is

not

specifically

defined,

the

indemnity

relates

to

the

solvency

or
minimum capitalization of a subsidiary, and therefore no

amount is included in the table above.
Joint and several liability – value-added tax
UBS AG is jointly

and severally liable

for the combined

value-added tax (
VAT
) liability of

UBS entities that

belong to the
VAT

group of UBS in Switzerland. This contingent liability

is not included in the table above.
Guarantees – UBS Europe SE
Following the combined

UK business transfer

and cross-border merger of

UBS Limited into

UBS Europe SE

in March 2019,
UBS AG issued a guarantee

for the benefit of

counterparties of UBS Europe

SE’s investment banking business,

covering
transactions subject to master netting agreements.

A similar guarantee that UBS AG issued in 2003 for

the benefit of each counterparty of UBS Limited also continues to be effective. This guarantee covers transactions in accordance with and contemplated under any agreement entered into by
UBS Limited

prior to

the merger

into UBS

Europe SE,

to the

extent that

such an

agreement has

not been

amended by
UBS Europe SE thereafter.

Under both

guarantees, UBS

AG promises

to pay

to the

beneficiary counterparties

any unpaid

liabilities covered

under
the terms of the guarantees on

demand. These guarantees are

included as contingent liabilities in the

off-balance sheet
items table above.

Indemnities – UBS Europe SE
In connection

with the

establishing of

UBS Europe

SE in

2016, UBS

AG entered

into agreement

s

with UBS

Europe

SE
under which UBS

AG would provide

UBS Europe SE

with limited indemnification

of payment obligations

that may arise
from certain litigation, regulatory

and similar matters.

As of

31 December

2024, the

amount of

such potential

payment obligations

could

not be

reliably estimated

and the
likelihood of

an outflow

is not

considered to

be probable

or the

probability of

an outflow

was assessed

to be

remote;
therefore, the table above does not include any amount

related to this limited indemnification.
In addition, in accordance with the

bylaws of the Deposit Protection Fund

of the Association of German

Banks, UBS AG
issued an indemnity in

favor of this fund

on behalf of UBS

Europe SE. The probability

of an outflow was

assessed to be
remote, and as a result, the table above does not include

any exposure arising under this indemnity.

UBS AG standalone financial statements

(audited)

Statement of changes in equity
USD m Share capital
Statutory
capital
reserve
of which:
capital
contribution
reserve
of which:

other
statutory
capital
reserve
Voluntary
earnings

reserve and
profit / (loss)
carried
forward
Net profit /
(loss)

for the period Total equity
Balance as of 1 January 2024 386 36,334 22,190 14,144 14,642 1,515 52,877
Equity recognized upon the merger of UBS AG and Credit Suisse AG
1
29,293 55,471 (26,178)
2
29,293
Net profit / (loss) appropriation 1,515 (1,515) 0
Dividend distribution (3,000) (3,000)
Net profit / (loss) for the period 5,138 5,138
Balance as of 31 December 2024 386 65,627 77,661 (12,034) 13,157 5,138 84,308
1 Refer to Note 2c for more information.

2 Includes a foreign currency translation effect of USD 2,049m recorded as a reduction of Other statutory capital reserves within Statutory capital reserves.
CHF m Share capital
Statutory
capital
reserve
of which:
capital
contribution
reserve
of which:

other
statutory
capital
reserve
Voluntary
earnings

reserve and
profit / (loss)
carried
forward
Net profit /
(loss)

for the period Total equity
Balance as of 1 January 2024 380 35,655 23,936 11,719 7,107 1,364 44,506
Equity recognized upon the merger of UBS AG and Credit Suisse AG
1
24,531 46,690 (22,159)
2
24,531
Net profit / (loss) appropriation 1,364 (1,364) 0
Dividend distribution (2,758) (2,758)
Currency translation difference 5,598 5,598
Net profit / (loss) for the period 4,684 4,684
Balance as of 31 December 2024 380 60,185 70,626 (10,441) 11,311 4,684 76,560
1 Refer to Note 2c for more information.

2 Includes a foreign currency translation effect of CHF 1,851m recorded as a reduction of Other statutory capital reserves within Statutory capital reserves.

UBS AG standalone financial statements

(audited)

Note 1

Name, legal form and registered office
UBS AG

is incorporated

and domiciled

in Switzerland.

Its registered

offices

are

at

Bahnhofstrasse 45,

CH-8001 Zurich
and

Aeschenvorstadt

1,

CH-4051

Basel,

Switzerland.

UBS

AG

operates

under

Art.

620

et

seq.

of

the

Swiss

Code

of
Obligations and Swiss banking law as an
Aktiengesellschaft
, a corporation limited by shares.
UBS AG is a

regulated bank in Switzerland and

is 100% owned by UBS

Group AG, the ultimate parent

of the UBS Group.
UBS AG holds

investments in

and provides

funding to

subsidiaries, including

the other

banking subsidiaries

of the

UBS
Group. In addition, UBS AG operates globally, including business activities from all five UBS business divisions and Group functions. In the

ordinary course of business,

the main contributors to

the net profit

/ (loss) of

UBS AG are

Group Treasury,
Global Wealth Management, the

Investment Bank and Group

Services. The balance sheet

is mainly composed

of financial
assets and liabilities from

the Investment Bank,

Global Wealth Management

and Group Treasury, as

well as investments
in subsidiaries and other participations in Group Treasury and fixed assets of Group Services.

UBS AG

employed 18,161

personnel on

a full-time

equivalent basis

as of

31 December

2024, compared

with 10,398
personnel as of 31 December 2023.
Note 2

Accounting policies
a) Significant accounting policies
UBS AG standalone

financial statements are prepared in

accordance with Swiss

GAAP (the FINMA

Accounting Ordinance,
FINMA Circular 2020/1 “Accounting – banks” and

the Banking Ordinance) and represent

“reliable assessment statutory
single-entity financial

statements”. The

accounting policies

are principally

the same

as those

outlined in

Note 1

to the
consolidated financial

statements of

UBS AG

included in

the UBS AG

Annual Report

2024.

Major differences

between
the

Swiss

GAAP

requirements

and

IFRS

Accounting

Standards

are

described

in

Note

33

to

the

consolidated

financial
statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are
discussed below.
›
Refer to the “Consolidated financial statements”

section of the UBS AG Annual Report

2024, available under “Annual reporting”
at ubs.com/investors , for more information
Compensation policy
The compensation

structure and

processes of

UBS AG

conform to

the compensation

principles and

framework of

UBS
Group AG.

›
Refer to the UBS Group AG Compensation Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information
Deferred compensation
Expenses for

deferred

compensation awards

granted by

UBS Group

AG to

employees

of UBS

AG in

the form

of UBS
shares, notional investment funds and notional additional tier 1 (AT1) capital instruments are charged by UBS Group AG
to UBS AG.
›
Refer to “Note 27 Employee benefits: variable

compensation”

in the “Consolidated financial statements” section

of the UBS AG
Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors , for more information
Foreign currency translation
Non-US

dollar-denominated

transactions

are

translated

into

US

dollars

at

the

spot

exchange

rate

on

the

date

of

the
transaction. At the balance sheet

date, all non-US dollar-denominated

monetary assets and liabilities,

as well as non-US
dollar-denominated equity instruments recorded in
Trading portfolio assets

and
Financial investments
, are translated into
US

dollars

using

the

closing

exchange

rate.

Non-monetary

items

measured

at

historic

cost

are

translated

at

the

spot
exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the
US dollar

are

translated into

US dollars

at the

closing exchange

rate. Income

and expense

items of

such branches

are
translated

at

weighted-average

exchange

rates

for

the

period.

All

currency

translation

effects

are

recognized

in

the
income statement.
›
Refer to Note 2c for information about

the retroactive translation of Credit Suisse AG’s financial information in 2024 following the merger of UBS AG and Credit Suisse AG
The

main

currency

translation

rates

used

by

UBS

AG

are

provided

in

Note

32

to

the

UBS

AG

consolidated

financial
statements in the UBS AG Annual Report 2024.
›
Refer to the “Consolidated financial statements”

section of the UBS AG Annual Report

2024, available under “Annual reporting”
at ubs.com/investors , for more information

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
Presentation currencies
The primary

presentation currency

of the

financial statements

of UBS

AG is

the US

dollar. Amounts

in Swiss

francs are
additionally presented for each component

of the financial statements. UBS

AG applies the modified

closing rate method
for converting

the US

dollar presentation

currency amounts

into Swiss

francs: assets

and liabilities are

converted at

the
closing rate, equity positions at historic rates and

income and expense items at the weighted-average rate for the period.
The resulting currency translation effects are recognized

separately in
Voluntary earnings reserve
.

On 31

May

2024, UBS

AG

completed

the

absorption

merger

of Credit

Suisse AG

and retroactively

recognized

Credit
Suisse AG’s

balance sheet

as of

1 January

2024, and

its accounting

records for

the period

from 1

January to

31 May
2024,

expressed

in

Credit

Suisse

AG’s

presentation

currency,

Swiss

francs.

Thereby,

the

merger

balance

sheet

was
translated to UBS AG’s primary

presentation currency, the US dollar, at

the exchange rate of the opening balance

sheet,
and the transactions recorded in

profit and loss were translated at

the monthly average exchange rate. The

balance sheet
as of

31 May 2024

was translated

at the

31 May

2024 closing

rate. The

resulting currency

effects were

recognized in
Statutory capital reserve
.
›
Refer to Note 2c for more information
Structured debt instruments
Structured

debt

instruments

consist

of

debt

instruments

issued

and

transacted

over

the

counter

and

include

a

host
contract and

one or more

embedded derivatives

that do

not relate

to UBS AG’s

own equity.

By applying

the fair

value
option, the vast majority

of structured debt instruments are measured at fair

value as a whole

and recognized in

Financial
liabilities designated at

fair value.

The fair

value option for

structured debt instruments

can be

applied only if

the following
criteria are cumulatively met:
–
the structured debt instrument

is measured on a

fair value basis and

is subject to risk

management that is equivalent
to risk management for trading activities;
–
the

application

of

the

fair

value

option

eliminates

or

significantly

reduces

an

accounting

mismatch

that

would
otherwise arise; and

–
changes in fair value attributable to changes in unrealized

own credit are not recognized.
Fair value changes related to Financial liabilities designated at fair value,

excluding changes in unrealized own credit, are
recognized in
Net trading income.

Interest expense on
Financial liabilities designated at fair value

is recognized in
Interest
expense.
Where the designation

criteria for the

fair value option

are not met,

the embedded derivatives are

assessed for bifurcation
for

measurement

purposes.

Bifurcated

embedded

derivatives

are

measured

at

fair

value

through

profit

or

loss

and
presented in the same balance sheet line as the host contract.
›
Refer to Note 20 for more information
Group-internal funding
UBS AG obtains funding from

UBS Group AG in the

form of loans that are subject

to mandatory conversion and /

or debt
waiver, as explained below, and generally either qualify as loss-absorbing tier 1 capital or as gone concern loss-absorbing
capacity,

i.e. total

funding eligible

as total

loss-absorbing capacity

(TLAC), at

the UBS

AG consolidated

and standalone
levels. A portion

of Group-internal

funding obtained is

further on lent

by UBS AG

to certain

subsidiaries in the

form of
loans.
›
Refer to Note 21 for information about funding

eligible as total loss-absorbing capacity at

the UBS AG level
UBS AG’s

obligations arising

from Group-internal

funding it

has received

are presented

as
Funding received

from UBS
Group AG measured

at amortized cost

and
Funding received from

UBS Group AG
within Financial liabilities designated
at fair value.

UBS AG’s claims arising from the Group-internal funding it has provided are presented as
Funding provided
to significant regulated subsidiaries eligible

as total loss-absorbing capacity

and are measured at amortized

cost less any
allowance for expected credit losses.

Subordinated assets and liabilities
Subordinated assets

are composed of claims

that, based on an

irrevocable written declaration, in the

event of liquidation,
bankruptcy or

composition concerning the

debtor rank after

the claims

of all

other creditors and

may not

be offset against
amounts

payable

to

the

debtor

nor

be

secured

by

its

assets.
Subordinated

liabilities

are

composed

of

corresponding
obligations.

Subordinated

assets

and

liabilities

that

contain

a

point-of-non-viability

clause

in

accordance

with

Swiss

capital
requirements pursuant to Art. 29

and 30 of the

Capital Adequacy Ordinance are disclosed as

being
Subject to mandatory
conversion and / or debt

waiver

and provide for the claim

or the obligation to be

written off or converted

into equity in
the event that the issuing bank reaches a point of non-viability.

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
Investments in subsidiaries and other participations
Investments in subsidiaries and other participations

are equity interests that are held to

carry on the business of UBS AG
or for other strategic purposes. They include all subsidiaries directly held by UBS

AG through which UBS AG conducts its
business on a

global basis. The

investments are

measured individually

and carried

at cost

less impairment.

The carrying
amount is

tested for impairment

when indicators of

a potential decrease

in value exist,

which include significant

operating
losses incurred

or a

severe depreciation

of the

currency in

which the

investment is

denominated. If

an investment

in a
subsidiary is impaired, its value is generally written down to the net asset value or a value above the net asset value if, in
the opinion of management, forecasts

of future profitability provide sufficient

evidence that a carrying amount

above net
assets

is

supported.

Subsequent

recoveries

in

value

are

recognized

up

to

the

original

cost

value

based

on

either

an
increased net asset

value or a

value above the

net asset value

if aforementioned conditions

are met. Management

may
exercise its

discretion as

to what extent,

and in

which period,

a recovery in

value is

recognized. Impairments of

investments
are

presented
as

Impairment

of

investments

in

subsidiaries

and

other

participations
and
reversals

of

impairments
are
presented as Extraordinary income

in the income statement. Impairments

and partial or full reversals of

impairments for
a subsidiary during the same annual period are determined

on a net basis.
›
Refer to Note 4 for more information
Hedge accounting for Investments in subsidiaries and

other participations

UBS

AG

applies

hedge

accounting

for

certain

investments

in

subsidiaries

and

other

participations

denominated

in
currencies

other

than

the

US

dollar,

which

are

designated

as

hedged

items.

For

this

purpose,

foreign

exchange

(FX)
derivatives, mainly FX forwards and FX swaps, are

used and designated as hedging instruments.
The hedged risk

is determined as

the change in

the carrying amount

of the hedged

item arising solely

from changes in
spot FX

rates.

Consequently,

UBS AG

only

designates

the

spot element

of the

FX derivatives

as hedging

instruments.
Changes in the fair

value of the

hedging instruments attributable

to changes in

forward points are

not part of a

hedge
accounting designation. These amounts, therefore, do not form part of the effectiveness assessment and are recognized in Net trading income .
The effective portion of gains and losses of these FX derivatives is deferred on the balance sheet as Other assets

or
Other
liabilities

to the extent no change

is recognized in the carrying amount

of the hedged item arising

from changes in spot
FX rates. Otherwise,

the effective portion of

gains and losses of

these FX derivatives

is matched with the

corresponding
valuation

adjustments

of

the

hedged

item

recorded

in

the

income

statement

and

recorded

either

as

a

reduction

of
Impairment of investments in subsidiaries and other participations or as
Extraordinary income.
Revenue and expense transfers with other Group entities
UBS

AG

pays

to

and

receives

amounts

from

other

Group

entities

in

connection

with

revenue-sharing

arrangements.
Revenues transferred to and received from Group entities

are settled in cash as entity revenue transfers paid or received.
When

the

nature

of

the

underlying

transaction

between

UBS

AG

and

the

Group

entity

contains

a

single,

clearly
identifiable service component, related income and expenses are presented in the respective income statement line item,
e.g.
Fee and commission income from securities

and investment business and other fee

and commission income
, Fee and
commission

expense

or
Net

trading

income
.

To

the

extent

the

nature

of

the

underlying

transaction

contains

various
service components and

is not

clearly attributable to

a particular

income statement line

item, related income

and expenses
are presented in Sundry ordinary income and Sundry ordinary expenses .
UBS AG

receives services from

UBS Business

Solutions AG, mainly

relating to

the Group

Operations and

Technology Office,
as well as certain other services from other Group entities.
UBS AG provides services to Group entities, mainly relating

to real estate and selected other Group Services functions.
Services received

from and provided

to Group entities

are settled in

cash as entity

cost transfers paid

or received. Entity
cost

transfers

paid

are

presented

within
General

and

administrative

expenses

and

entity

cost

transfers

received

are
presented within Sundry ordinary income or Income from real estate holdings .
›
Refer to Notes 5 and 7 for more information

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
Post-employment benefit plans
Swiss GAAP

permit the

use of

IFRS Accounting

Standards or

Swiss accounting

standards for

post-employment

benefit
plans, with the election made on a plan-by-plan basis.
UBS AG

has elected

to apply

Swiss accounting

standards for

the Swiss

pension plans

in its

standalone financial

statements.
The requirements of

the Swiss accounting

standards are

better aligned with

the specific nature

of Swiss pension

plans,
which are

hybrid

in that

they

combine elements

of defined

contribution

and defined

benefit

plans but

are treated

as
defined

benefit

plans

under

IFRS

Accounting

Standards.

Swiss

accounting

standards

require

that

the

employer
contributions

to

the

pension

fund

are

recognized

as
Personnel

expenses

in

the

income

statement.

The

employer
contributions

to the

Swiss

pension

fund

are

determined

as a

percentage

of contributory

compensation.

Furthermore,
Swiss accounting standards require an assessment as to whether, based on the financial statements of the pension funds
prepared in accordance with Swiss accounting standards (Swiss GAAP FER

26), an economic benefit to, or obligation of,
UBS AG arises

from the pension

funds that is

recognized in the

balance sheet when

conditions are met.

Conditions for
recording a pension

asset or liability

would be met

if, for

example, an employer

contribution reserve is

available or UBS AG
is required to contribute to the reduction of a pension

deficit (on the pension plan’s Swiss GAAP FER 26 basis).
Key differences

between Swiss accounting

standards and

IFRS Accounting

Standards include

the treatment

of dynamic
elements, such as

future salary increases and

future interest credits on

retirement savings, which are

not considered under
the static

method used

in accordance

with Swiss

accounting standards.

Also, the

discount rate

used to

determine the
defined benefit obligation in accordance

with IFRS Accounting Standards is

based on the yield of high-quality

corporate
bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss accounting standards, i.e. the technical interest rate, is determined by the Pension Foundation Boards.
›
Refer to Note 23 for more information
UBS

AG

has

elected

to

apply

IFRS

Accounting

Standards

(IAS 19)

for

its

non-Swiss

defined

benefit

plans.

However,
remeasurements

of the

defined

benefit obligation

and the

plan assets

are recognized

in the

income statement

rather
than directly in equity.

›
Refer to the “Consolidated financial statements”

section of the UBS AG Annual Report

2024, available under “Annual reporting”
at ubs.com/investors , for more information
Deferred taxes
Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be

recognized

for

taxable

temporary

differences.

Changes

in

the

deferred

tax

liability

balance

are

recognized

in

the
income statement.
Allowances and provisions for expected credit losses
UBS AG is required

to apply expected

credit loss (ECL)

approaches for credit-impaired

and non-credit-impaired

financial
instruments in its standalone financial statements.

For

the

substantial

majority

of

non-credit-impaired

exposures

within

the

scope

of

the

Swiss

GAAP

ECL

requirements,
UBS AG

has

chosen

to

apply

the

IFRS

Accounting

Standards

ECL

approach,

which

is

also

applied

in

its

consolidated
financial

statements.

These

exposures

include

all

financial

assets

that

are

measured

at

amortized

cost

under

both
frameworks, Swiss

GAAP and

IFRS Accounting

Standards,

fee and

lease receivables,

claims arising

from Group-internal
funding

presented

as
Funding

provided

to

significant

regulated

subsidiaries

eligible

as

total

loss-absorbing

capacity
,
guarantees, irrevocable loan commitments, revolving

revocable credit lines, and forward starting

reverse repurchase and
securities

borrowing

agreements.

Further

information

about

the

ECL

approach

under

IFRS

Accounting

Standards

is
provided in Note 1 to the consolidated financial statements

of UBS AG.
›
Refer to the “Consolidated financial statements”

section of the UBS AG Annual Report

2024, available under “Annual reporting”
at ubs.com/investors , for more information
For the

small

residual

population

of exposures

within

the

scope

of the

Swiss

GAAP

ECL requirements,

which

are

not
subject to ECL under IFRS Accounting Standards due to

classification differences, alternative approaches are applied.

–
For exposures for which Pillar 1 internal

ratings-based models are applied for measurement of credit risk risk-weighted assets (RWA), ECL for such

exposures is calculated as

the regulatory expected loss (EL),

with an add-on to

scale up to
the residual maturity of

exposures maturing beyond the

next 12 months. This

approach is mainly applied

for brokerage
receivables presented within Due from customers, which generally mature within 12 months. For detailed information about regulatory EL, refer to the “Risk management and

control”

section of the UBS AG Annual Report 2024.
–
For

exposures

for

which

the

standardized

approach

is

applied

for

the

measurement

of

credit

risk

RWA,

ECL

is
determined using

a portfolio

approach that

derives a

conservative probability

of default

(PD) and a

conservative loss
given

default

(LGD)

for

the

entire

portfolio.

This

approach

is

mainly

applied

for

a

small

number

of

loans

to

large
corporate clients presented within
Due from customers.

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
UBS

applies

a

single

definition

of

default

for

credit

risk

management

purposes,

regulatory

reporting

and

ECL,

with

a
counterparty classified as defaulted based on quantitative

and qualitative criteria.
›
Refer to the “Risk management and control” section of the

UBS AG Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information
An allowance

for credit

losses is

reported as

a decrease

in the

carrying amount

of a

financial asset.

For an

off-balance
sheet

item,

such

as a

commitment,

a

provision

for

credit

losses

is reported

in
Provisions
.

Changes

to

allowances

and
provisions for credit losses are recognized in Credit loss (expense) / release .
›
Refer to Note 13 for more information
Dispensations in the standalone financial statements
As UBS AG prepares consolidated financial statements in accordance with IFRS Accounting Standards, UBS AG is exempt
from various disclosures

in the standalone

financial statements.

The dispensations

include the management

report, the
statement of cash flows and various note disclosures, as well as the publication of full interim financial statements.
b) Changes in accounting policies
In 2024, the following accounting policies were adopted in context of the absorption merger of Credit Suisse AG.
In an

absorption merger

executed retroactively

for accounting

purposes in

accordance with

Swiss law,

currency effects
arising upon

the initial

recognition of

the merger

balance

sheet and

the activity

of the

absorbed entity

until the

legal
effective date of the

merger are recorded directly

in the
Statutory capital reserve
in equity to

the extent such effects

relate
to

the

translation

of

financial

information

presented

by

the

absorbed

entity

in

a

currency

other

than

UBS

AG’s
presentation currency,

the US dollar.
The income

statement effect

resulting from

the initial

application of

UBS AG’s

accounting policies

and practices

to the
merger balance sheet is recognized as a merger adjustment

in
Extraordinary expenses
.
›
Refer to Note 9 for more information
c) Change in organization
In

2024,

UBS

continued

the

integration

of

Credit

Suisse,

with

a

focus

on

client

account

migrations,

infrastructure
decommissioning and legal entity integration.
›
Refer to the “Our business model and environment”

section of the UBS AG Annual Report 2024,

available under “Annual
reporting” at ubs.com/investors , for more information
Merger of UBS AG and Credit Suisse AG
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both

entities

entered

into

a

definitive

merger

agreement,

as

amended

on

30

April

2024. On

31

May

2024,

UBS

AG
formally completed the merger by absorption of Credit Suisse AG. In the standalone financial statements of UBS AG, the
acquisition has been accounted for retroactively as of 1 January 2024, applying the previous book values of Credit Suisse
AG.

The

merger

balance

sheet

with

assets

of

USD

306,447m

(CHF

257,935m)

and

liabilities

of

USD 275,105m
(CHF 231,554m)

was

recognized,

together

with

a

corresponding

increase

of
Statutory

capital

reserves

in

equity

of
USD 31,343m (CHF 26,381m), of which

USD 55,471m (CHF 46,690m) was

attributed to
Capital contribution reserve

and
negative USD 24,129m (negative CHF 20,309m) to
Other statutory capital reserve.

UBS AG’s

accounting

policies

and methodologies

were

applied retroactively

from

1 January

2024. This

resulted

in an
adjustment, which was recorded in
Extraordinary expenses

of USD 598m (CHF 504m).
›
Refer to Note 9 for more information
Furthermore, the retroactive translation of Credit

Suisse AG’s financial information, previously

expressed in Swiss francs,
(i.e. the merger balance

sheet, the accounting policy

application and the activity

from 1 January 2024

to 31 May 2024)
to

UBS

AG’s

presentation

currency,

the

US

dollar,

resulted

in

a

foreign

currency

translation

effect

of

USD 2,049m
(CHF 1,851m), which was recorded as a reduction of Other statutory capital reserves within
Statutory capital reserves
.

Profit and loss

information for

2024 includes the

full-year profit and

loss of the

merged Credit Suisse

AG. Comparative
full-year profit and loss information

for 2023 and the

balance sheet as of 31

December 2023 include pre-merger UBS AG
standalone data only.
Other integration activities
In

June

2024,

following

the

merger

with

Credit

Suisse

AG,

UBS

AG

contributed

its

subsidiary

Credit

Suisse

Holdings
(USA), Inc. to the entity holding its Americas business, UBS

Americas Holding LLC.
In July 2024, UBS Switzerland AG completed its merger

by absorption of Credit Suisse (Schweiz) AG.

›
Refer to Note 4 for more information

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
d) Events after the reporting period
There were no significant events after the reporting period.
e) Risk management
UBS

AG

is

fully

integrated

into

the

Group-wide

risk

management

process

described

in

the

audited

part

of

the

“Risk
management and control” section of the UBS AG Annual Report

2024.
Further information

about the

use of

derivative instruments

and hedge

accounting is

provided on

the following

pages
and in Notes 1, 11 and 25 to the consolidated financial statements of UBS AG.
›
Refer to the “Consolidated financial statements”

section of the UBS AG Annual Report

2024, available under “Annual reporting”
at ubs.com/investors , for more information
Note 3a

Net trading income by business
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Investment Bank
1
7,450 6,575 6,586 5,922
Other business divisions and Group Items 2,001 678 1,748 605
Total net trading income 9,451 7,253 8,334 6,527
1 Almost entirely Global Markets.
Note 3b

Net trading income by underlying risk category
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Equity instruments (including funds) 6,198 5,479 5,485 4,930
Foreign exchange instruments 1,588 1,128 1,397 1,017
Interest rate and credit instruments (including funds) 1,780 524 1,551 471
Other (114) 122 (99) 110
Total net trading income 9,451 7,253 8,334 6,527
of which: net gains / (losses) from financial liabilities designated at fair value
1
(981) (1,839) (829) (1,471)
1 Excludes fair value changes of hedges related

to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency,
both of which are reported within Net trading income.

UBS AG standalone financial statements

(audited)

Note 4

Investments in subsidiaries and other participations
The table

below provides

the carrying

amount, the

equity interest

and the

registered

office information

regarding

the
investments in subsidiaries and other participations.
Registered office
Equity interest
accumulated in % Carrying amount in USD m Carrying amount in CHF m
31.12.24 31.12.23 31.12.24 31.12.23
UBS Americas Holding LLC Wilmington, Delaware, USA

100

31,834 31,484 28,908 26,500
UBS Switzerland AG Zurich, Switzerland

100

20,996 7,985 19,066 6,721
Credit Suisse International

London, United Kingdom 98 5,040 4,577
UBS Europe SE Frankfurt, Germany

100

4,175 3,914 3,791 3,294
UBS Asset Management AG Zurich, Switzerland

100

2,260 1,732 2,053 1,457
Other 8,799 2,976 7,990 2,505
Total investments in subsidiaries and other participations 73,103 48,090 66,385 40,477
Reorganizations

As of

1 January

2024, the

merger of

UBS AG

and Credit

Suisse AG

resulted in

an increase

in the

carrying amount

of
Investments in subsidiaries and other participations

of USD 33.9bn (CHF 28.5bn), mainly driven

by Credit Suisse Holdings
(USA) Inc.

(USD 6.4bn

(CHF 5.4bn)),

Credit Suisse

(Schweiz) AG

(USD 13.6bn

(CHF 11.5bn))

and Credit

Suisse International
(USD 8.2bn (CHF 6.9bn)).
In June 2024, as part of

the transition to a single

US intermediate holding company,

UBS AG contributed its investment
in

Credit

Suisse

Holdings

(USA)

Inc.

to

UBS

Americas

Holding

LLC,

increasing

the

carrying

amount

of

UBS

Americas
Holding LLC by USD 6.3bn (CHF 5.7bn).

As of

1 July

2024, the

merger

of UBS

Switzerland

AG and

Credit Suisse

(Schweiz)

AG was

completed,

increasing the
carrying amount of UBS Switzerland AG by USD 13.0bn (CHF

11.7bn).

Impairments and reversal of impairments

In

2024,

UBS

AG

recognized
Impairments

of

investments

in

subsidiaries

and

other

participations

of

USD 543m
(CHF 500m).

In

2023,

UBS

AG

recognized

Impairments

of

investments

in

subsidiaries

and

other

participations

of
USD 3,715m

(CHF 3,343m),

mainly

due

to

an

impairment

related

to

UBS

Americas

Holding

LLC

as

the

recoverable
amount of this participation declined, mostly due to lower forecasted profits and dividend payouts.

In

2024,

UBS

AG

recognized
Reversal

of

impairments

of

investments

in

subsidiaries

and

other

participations

of
USD 3,996m

(CHF 3,497m),

mainly

due

to

a

reversal

of

an

impairment

related

to

Credit

Suisse

International

as

the
recoverable

amount

of

this

participation

increased,

mainly

due

to

progressed

integration

including

improved

actual
financials and forecasted financial performance.
Dividends and capital repayments
Dividend income

from investments

in subsidiaries

and other

participations

of USD 6,275m

(CHF 5,730m)

in 2024

and
USD 5,430m

(CHF 4,862m)

in 2023

was

mainly

attributable

to UBS

Switzerland AG,

UBS Americas

Holding LLC,

UBS
Asset Management AG

and UBS Europe

SE. In addition,

in 2024 Credit

Suisse Securities (Europe)

Limited contributed

a
substantial dividend.
In December 2024,

UBS Americas Holding

LLC repaid capital

of USD 6.0bn

(CHF 5.4bn) and

Credit Suisse International
repaid capital of USD 7.0bn (CHF 6.3bn) to UBS AG.

Note 5

Sundry ordinary income and expenses
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Income from services provided to UBS Group AG or its subsidiaries
1
2,779 1,511 2,436 1,354
Net unrealized gains on financial investments
2
0 70 0 59
Other 36 14 34 14
Total sundry ordinary income 2,814 1,596 2,470 1,426
Expenses from revenue transfers to UBS Group AG or its subsidiaries (641) (394) (566) (355)
Net unrealized losses on financial investments
2
(116) 0 (98) 0
Other (42) (13) (36) (11)
Total sundry ordinary expenses (800) (407) (700) (366)
1 Services provided by UBS AG primarily related to Group Items.

2

Refer to Note 16a for more information.

UBS AG standalone financial statements

(audited)

Note 6

Personnel expenses
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Salaries 2,929 1,710 2,588 1,536
Variable compensation – performance awards 1,450 1,115 1,280 1,003
Variable compensation – other 308 83 274 74
Contractors 55 27 49 25
Social security 340 242 300 217
Post-employment benefit plans 277 124 243 115
of which: value adjustments for economic benefits or obligations from non-Swiss pension funds

1
9 31 6 31
Other personnel expenses 152 106 134 95
Total personnel expenses 5,511 3,408 4,868 3,063
1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.
Note 7

General and administrative expenses
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Real estate 630 451 556 404
Outsourcing costs 275 75 243 67
Technology costs 242 98 214 88
Market data services 229 129 202 115
Travel and entertainment 101 65 89 58
Marketing and communication 88 35 78 31
Fees to audit firms 48 12 42 11
of which: financial and regulatory audits 43 9 38 8
of which: audit-related services 4 2 3 2
of which: tax and other services 2 0 1 0
Other professional fees 487 173 431 153
Other

5,997 3,081 5,288 2,757
of which: shared services costs charged by UBS Group AG or its subsidiaries 5,572 2,806 4,911 2,514
Total general and administrative expenses 8,097 4,118 7,144 3,684

UBS AG standalone financial statements

(audited)

Note 8

Changes in provisions for litigation, regulatory and

similar matters, and other provisions
2024 included litigation expenses of USD 1,005m

(CHF 905m), largely in the Non-core and Legacy

business division.

›
Refer to “Note 18 Provisions and contingent liabilities”

in the “Consolidated financial statements”

section of the UBS AG Annual
Report 2024, available under “Annual reporting” at ubs.com/investors , for more information
Note 9

Extraordinary income and expenses
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Reversal of impairments of and provisions for subsidiaries

and other participations
1
3,996 9 3,497 10
Gains from disposals of subsidiaries and other participations 198 9 181 8
Net gains from disposals of properties 16 10 14 9
Other extraordinary income 1 5 1 5
Total extraordinary income 4,211 34 3,693 32
Accounting policy and methodology alignment effect

upon merger of UBS AG and Credit Suisse AG
2
598 0 504 0
Other extraordinary expense 3 2 1 2
Total extraordinary expenses 600 2 505 2
1 Refer to Note 4 for more information.

2 Refer to Note 2c for more information.
Gains from disposals

of subsidiaries and

other participations

in 2024 included

a gain of

USD 169m (CHF

155m) on the
sale of Credit Suisse Services India Ltd, a former subsidiary of Credit Suisse AG, to UBS Business Solutions AG.
Accounting policy and methodology alignment effect upon merger of UBS AG and Credit Suisse AG
As a result

of the merger

of UBS AG

and Credit Suisse

AG, UBS AG’s

accounting policies and methodologies

were applied
to the merger balance sheet of Credit Suisse AG as of 1 January

2024.
This

resulted

in

a

merger

adjustment

of

USD

598m

(CHF

504m),

which

was

recorded

in
Extraordinary

expenses
.

The
adjustment

included

the

alignment

of

methodologies

related

to

credit

allowances

and

provisions

(USD

–559m
(CHF –
471m)), which

Credit Suisse

AG generally

accounted for

by reference

to US

GAAP compared

with UBS

AG’s general
application

of

IFRS

Accounting

Standards,

own

credit

adjustment

curves

(USD

–537m

(CHF

–452m)),

and

smaller
adjustments related to the classification

of certain debt instruments

at fair value compared

to a legacy Credit Suisse

AG
amortized cost treatment, and

full expense recognition of

certain loan origination

costs and fees

at inception, which were
previously deferred

and recognized

over time

by Credit

Suisse AG.

These effects

were partly

reduced by

the effects

of
electing the

fair value

option for

certain structured

TLAC instruments

under UBS

AG’s accounting

policies (USD

513m
(CHF

432m)),

and

smaller

adjustments

related

to

the

measurement

of

real

estate

and the

recognition

of

net

defined
benefit assets.

UBS AG standalone financial statements

(audited)

Note 10

Taxes
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Income tax expense / (benefit) 461 279 416 255
of which: current 492 277 443 254
of which: deferred (31) 2 (28) 2
Capital tax 40 31 35 28
Total tax expense / (benefit) 501 310 451 283
An

income

tax

expense

of

USD

461m

(CHF

416m)

was

recognized

for

UBS

AG

in

2024,

compared

with

USD

279m
(CHF 255m) for 2023. The income

tax expense for 2024 was

reduced by a benefit of

USD 36m (CHF 32m) in respect

of
the utilization of tax losses carried forward, primarily in Jersey and Singapore.
The income

tax expense

for 2023

was reduced

by a

benefit of

USD 15m

(CHF 13m)

in respect

of the

utilization of

tax
losses carried forward, primarily in Jersey.
The income tax expenses for

2024 and 2023 related to

UBS AG’s taxable profits that

are not offset by tax losses

carried
forward.
For 2024, the average tax

rate, defined as income tax

expense divided by the sum

of operating profit and extraordinary
income

minus

extraordinary

expenses

and

capital

tax,

was

8.2%

(2023:

15.5%).

This

reflected

the

aforementioned
benefit in respect of

the utilization of tax

losses carried forward and

also that no tax expense

was recognized in respect
of dividends that UBS AG received from its subsidiaries.
Note 11

Securities financing transactions
USD bn CHF bn
31.12.24 31.12.23 31.12.24 31.12.23
On-balance sheet
Receivables from securities financing transactions, gross 200.9 157.0 182.4 132.1
Netting of securities financing transactions (83.5) (87.6) (75.8) (73.7)
Receivables from securities financing transactions, net 117.3 69.4 106.6 58.4
Payables from securities financing transactions, gross 126.2 111.4 114.6 93.7
Netting of securities financing transactions (83.5) (87.6) (75.8) (73.7)
Payables from securities financing transactions, net 42.6 23.8 38.7 20.0
Assets pledged as collateral in connection with securities financing transactions
74.8 75.7 67.9 63.7
of which: trading portfolio assets 61.8 68.2 56.1 57.4
of which: assets that may be sold or repledged by counterparties 44.5 49.9 40.4 42.0 of which: financial investments 13.0 7.5 11.8 6.3
of which: assets that may be sold or repledged by counterparties 12.8 7.4 11.7 6.2
Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions
425.2 372.6 386.1 313.6
of which: repledged 266.1 246.5 241.6 207.5
of which: sold in connection with short sale transactions 29.3 27.3 26.6 23.0

UBS AG standalone financial statements

(audited)

Note 12a

Collateral for loans and off-balance sheet

transactions
31.12.24 31.12.23
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by

other credit

enhancements
2
Secured by collateral
Secured by

other credit

enhancements
2
USD m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
3 41 102,479 4,515 43,630
4
150,665 65,884 48 41,733
4
107,665
Mortgage loans, gross
8,446 8,446 5,116 5,116
of which: residential mortgages
5,242 5,242 2,854 2,854
of which: other mortgages
5 3,204 3,204 2,263 2,263
Funding provided to significant
regulated subsidiaries eligible as
total loss-absorbing capacity 43,675 43,675 29,403 29,403
Total on-balance sheet, gross

8,486 102,479 4,515 87,305 202,786 5,116 65,884 48 71,136 142,184
Allowances
(7) (109) (40) (1,584) (1,740) 0 (63) 0 (161) (225)
Total on-balance sheet, net

8,479 102,370 4,475 85,721 201,045 5,116 65,821 48 70,974 141,959
Off-balance sheet
Contingent liabilities, gross
31 20,590 1,276 13,092 34,989 21,245 990 9,125 31,360
Irrevocable commitments, gross
737 23,883 2,728 17,120 44,469 550 9,365 154 9,831 19,900
Forward starting reverse repurchase
and securities borrowing
transactions 64,036 64,036 63,527 63,527
Liabilities for calls on shares and
other equities 5 5 5 5
Total off-balance sheet

768 108,510 4,004 30,217 143,499 550 94,136 1,144 18,961 114,791
1 Mainly includes cash

and securities.

2 Includes guarantees.

3 Includes prime brokerage

margin lending receivables

and prime brokerage

receivables relating to

securities financing transactions.

4 Primarily
consists of amounts due from subsidiaries and other Group entities.

5 Consists of office and business premises, industrial premises and other mortgages.
31.12.24 31.12.23
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by

other credit

enhancements
2
Secured by collateral
Secured by

other credit

enhancements
2
CHF m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
3
37 93,061 4,100 39,620 4 136,818 55,454 40 35,126 4 90,621
Mortgage loans, gross
7,669 7,669 4,306 4,306
of which: residential mortgages
4,760 4,760 2,402 2,402
of which: other mortgages
5
2,908 2,908 1,904 1,904
Funding provided to significant
regulated subsidiaries eligible as
total loss-absorbing capacity 39,662 39,662 24,748 24,748
Total on-balance sheet, gross

7,706 93,061 4,100 79,281 184,148 4,306 55,454 40 59,874 119,675
Allowances
(6) (99) (37) (1,438) (1,580) 0 (56) 0 (133) (189)
Total on-balance sheet, net

7,699 92,962 4,064 77,843 182,568 4,306 55,397 40 59,742 119,486
Off-balance sheet
Contingent liabilities, gross
28 18,698 1,159 11,888 31,773 17,881 833 7,680 26,395
Irrevocable commitments, gross
670 21,688 2,477 15,547 40,382 463 7,882 129 8,275 16,749
Forward starting reverse repurchase
and securities borrowing
transactions 58,151 58,151 53,470 0 53,470
Liabilities for calls on shares and
other equities 4 4 4 4
Total off-balance sheet

698 98,538 3,636 27,440 130,311 463 79,233 963 15,959 96,619
1 Mainly includes cash and

securities.

2 Includes guarantees.

3 Includes prime brokerage

margin lending receivables

and prime brokerage

receivables relating to securities

financing transactions.

4 Primarily
consists of amounts due from subsidiaries and other Group entities.

5 Consists of office and business premises, industrial premises and other mortgages.

UBS AG standalone financial statements

(audited)

Note 12b

Credit-impaired financial instruments
31.12.24 31.12.23
USD m
Gross credit-
impaired financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Gross credit-
impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Amounts due from customers 3,329 1,496 894 939 384 114 270 0
Mortgage loans 206 4 201 0 113 0 113 0
Other assets 6 4 0 2 2 2 0 0
Guarantees and loan commitments 167 16 117 35 18 4 8 7
Total credit-impaired financial instruments
1
3,708 1,520 1,212 976 517 120 390 7
1 Credit-impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses,

also referred to as stage 3 positions.
31.12.24 31.12.23
CHF m
Gross credit-
impaired financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Gross credit-
impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Amounts due from customers 3,023 1,358 812 853 323 96 227 0
Mortgage loans 187 4 183 0 95 0 95 0
Other assets 6 3 0 2 1 1 0 0
Guarantees and loan commitments 152 14 106 32 15 3 6 6
Total credit-impaired financial instruments
1
3,367 1,380 1,100 887 435 101 329 6
1 Credit-impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses,

also referred to as stage 3 positions.
Note 13

Allowances and provisions
Allowances and

provisions of

USD 4,869m (CHF

4,422m) as

of 31 December

2024 included

allowances and

provisions
for

credit

losses

of

USD 1,896m

(CHF 1,722m).

Allowances

and

provisions

of

USD

2,249m

(CHF 1,893m)

as

of
31 December 2023 included allowances and provisions

for credit losses of USD 294m (CHF 247m).
The 2024

increase

in allowances

and provisions

for credit

losses of

USD 1,602m

(CHF 1,475m)

included USD

1,551m
(CHF

1,305m)

from

the

merger

with

Credit

Suisse

AG

as

of

1

January

2024,

net

credit

loss

expenses

of

USD 206m
(CHF 179m)

recognized

in the

income

statement,

primarily

related

to credit

-impaired

positions,

as well

as

USD

155m
(CHF 9m) other

allowances

and provision

movements without

ECL profit

or loss

impact, mainly

from the

merger with
Credit Suisse AG, for write-offs and other movements that

did not impact the income statement.

Allowances of

USD 1,492m

(CHF 1,256m)

and provisions

of USD

1,290m (CHF

1,086m) recognized

upon the

merger
with Credit

Suisse AG,

a total

of USD

2,782m (CHF

2,342m), include

a merger

adjustment of

USD 577m

(CHF 486m)
recognized

in

the

income

statement

and

recorded

in
Extraordinary

expenses
.

This

adjustment

largely

relates

to

UBS
accounting policy adoption

and methodology alignment

on credit loss allowances

and provisions for

Credit Suisse AG’s
transactions, including those with direct

and indirect subsidiaries of

UBS AG. UBS AG’s

Swiss GAAP policy for

recognizing
credit loss allowances and provisions is to the largest extent possible aligned with IFRS, whereas Credit Suisse AG’s Swiss
GAAP policy was generally calibrated

to US GAAP. Certain allowances

and provisions recognized by

Credit Suisse AG as
of 31 December 2023

related to Non-Core and

Legacy positions were measured by

UBS AG at fair

value and not

included
in UBS AG’s allowances and provisions at the merger

date.

›
Refer Note 2 and Note 9 for more information

UBS AG standalone financial statements

(audited)

Note 13a

Allowances for credit losses
USD m
Balance
as of
31.12.23
Balance
recognized
upon the
merger with
Credit Suisse
AG
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement Write-offs
Recoveries
and past
due interest
Reclassifications
/ other
Foreign
currency
translation
Balance
as of
31.12.24
Default risk relating to on-balance sheet exposures
233 1,492 227 (27) (276) 8 96 10 1,762
of which: incurred credit losses 116 1,338 227 0 (276) 8 96 (6) 1,504 of which: expected credit losses 117 154 0 (27) 0 0 0 15 258
Other 7 0 0 0 0 0 0 (1) 6
Total allowances 241 1,492 227 (27) (276) 8 96 8 1,768
CHF m
Balance
as of
31.12.23
Balance
recognized
upon the
merger with
Credit Suisse
AG
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement Write-offs
Recoveries
and past
due interest
Reclassifications
/ other
Foreign
currency
translation
Balance
as of
31.12.24
Default risk relating to on-balance sheet exposures
197 1,256 197 (24) (240) 7 83 124 1,600
of which: incurred credit losses 98 1,126 197 0 (240) 7 83 94 1,366 of which: expected credit losses 99 129 0 (24) 0 0 0 30 235
Other 6 0 0 0 0 0 0 (1) 6
Total allowances 203 1,256 197 (24) (240) 7 83 123 1,606
Note 13b

Provisions
USD m
Balance

as of

31.12.23
Balance
recognized
upon the
merger with
Credit Suisse
AG
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries
Reclassifications

Foreign
currency
translation /
other

Balance
as of
31.12.24
Default risk related to off-balance sheet
items and credit lines 60 59 14 (8) 0 0 5 4 134
of which: incurred credit losses 4 0 0 (1) 0 0 5 9 16
of which: expected credit losses 57 59 14 (7) 0 0 0 (6) 118
Litigation, regulatory and similar matters 1,665 1,118 1,268 (51) (1,481) 1

92
1
(120) 2,492
Restructuring

25 49 239 (45) (167) 0 0 6 107
Real estate
2
113 25 56 (2) (16) 0 0 15 191
Employee benefits 27 22 20 (18) 0 0 0 (3) 47
Deferred taxes 94 0 0 (20) 0 0 0 (13) 61
Other 25 17 56 (15) (4) 0 0 (10) 70
Total provisions 2,008 1,290 1,653 (158) (1,668) 1 96 (121) 3,101
1 Relates to the funding by UBS AG of the offer made in June 2024 by the Credit Suisse supply chain finance funds to redeem all of their outstanding units. Post the expiry of the offer, USD 92m was

reclassified from
derivative liabilities back into provisions in relation

to investors who did not accept the redemption offer.

Refer to “Note 18 Provisions and contingent liabilities”

in the “Consolidated financial statements” section of
the UBS AG Annual

Report 2024, available

under “Annual

reporting” at ubs.com/investors,

for more information.

2 Includes provisions for

onerous contracts of USD 87m

as of 31 December

2024 (31 December
2023: USD 47m) and reinstatement cost provisions for leasehold improvements of USD 103m as of 31 December 2024 (31 December 2023:

USD 66m).
CHF m
Balance

as of

31.12.23
Balance
recognized
upon the
merger with
Credit Suisse
AG
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries Reclassifications
Foreign
currency
translation /
other

Balance
as of
31.12.24
Default risk related to off-balance sheet
items and credit lines 51 50 12 (7) 0 0 4 12 122
of which: incurred credit losses 3 0 0 (1) 0 0 4 9 15
of which: expected credit losses 48 50 12 (6) 0 0 0 3 107
Litigation, regulatory and similar matters 1,401 941 1,136 (44) (1,330) 1

81
1
77 2,263
Restructuring

21 41 210 (39) (147) 0 0 11 97
Real estate
2
95 21 50 (1) (14) 0 0 22 173
Employee benefits 23 18 18 (16) 0 0 0 0 43
Deferred taxes 79 0 0 (17) 0 0 0 (7) 55
Other 21 15 51 (13) (3) 0 0 (7) 63
Total provisions 1,690 1,086 1,476 (139) (1,494) 1 85 108 2,816
1 Relates to the funding by UBS AG

of the offer made in June 2024

by the Credit Suisse supply chain finance funds

to redeem all of their outstanding units.

Post the expiry of the offer,

CHF 81m was reclassified from
derivative liabilities back into provisions

in relation to investors who

did not accept the redemption offer.

Refer to “Note 18 Provisions

and contingent liabilities” in the

“Consolidated financial statements” section of
the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information.

2 Includes provisions for onerous contracts of CHF 79m as of 31 December 2024 (31 December

2023:
CHF 39m) and reinstatement cost provisions for leasehold improvements of CHF 94m as of 31 December 2024 (31 December 2023: CHF 55m).

UBS AG standalone financial statements

(audited)

Note 13c

Development of allowances and provisions

for credit losses
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023

(294)

(133)

(41)

(120)
Balance recognized upon the merger with Credit Suisse AG as of 1.1.24

(1,551)

(165)

(48)

(1,338)
Net movement from new and derecognized transactions
1

66

88

(31)

10
of which: Large corporate clients

69

90

(31)

10
Remeasurements with stage transfers
2

(210)

4

(1)

(213)
of which: Large corporate clients

(116)

4

(2)

(118)
Remeasurements without stage transfers
3

(10)

10

3

(23)
of which: Large corporate clients

(23)

12

8

(43)
Model changes
4

(52)

(17)

(34)

0
Total ECL allowance movements with profit or loss impact

(206)

84

(64)

(226)
Movements without profit or loss impact (write-off, FX and other)
5

155

(12)

3

164
Balance as of 31 December 2024

(1,896)

(226)

(150)

(1,520)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly

originated, purchased or

renewed and from

the final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes in

models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023

(247)

(112)

(34)

(101)
Balance recognized upon the merger with Credit Suisse AG as of 1.1.24

(1,305)

(139)

(40)

(1,126)
Net movement from new and derecognized transactions
1

58

76

(27)

8
of which: Large corporate clients

60

78

(27)

8
Remeasurements with stage transfers
2

(183)

3

(1)

(185)
of which: Large corporate clients

(101)

3

(2)

(102)
Remeasurements without stage transfers
3

(9)

9

3

(20)
of which: Large corporate clients

(20)

10

7

(38)
Model changes
4

(45)

(15)

(30)

0
Total ECL allowance movements with profit or loss impact

(179)

73

(55)

(196)
Movements without profit or loss impact (write-off, FX and other)
5

9

(27)

(6)

43
Balance as of 31 December 2024

(1,722)

(205)

(136)

(1,380)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly

originated, purchased or

renewed and from

the final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes in

models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements

(audited)

Note 13c

Development of allowances and provisions

for credit losses (continued)
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022

(287)

(132)

(47)

(107)
Net movement from new and derecognized transactions
1

8

(1)

3

7
of which: Large corporate clients

6

(3)

2

7
Remeasurements with stage transfers
2

(52)

0

0

(53)
of which: Large corporate clients

(52)

1

0

(53)
Remeasurements without stage transfers
3

46

9

10

26
of which: Large corporate clients

13

13

10

(11)
Model changes
4

(16)

(10)

(6)

0
Total ECL allowance movements with profit or loss impact

(13)

(2)

7

(19)
Movements without profit or loss impact (write-off, FX and other)
5

7

1

(1)

7
Balance as of 31 December 2023

(294)

(133)

(41)

(120)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees

and facilities) that

were newly originated,

purchased or renewed

and from the

final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes

in models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022

(266)

(123)

(44)

(99)
Net movement from new and derecognized transactions
1

8

(1)

3

6
of which: Large corporate clients

5

(3)

2

6
Remeasurements with stage transfers
2

(50)

0

0

(51)
of which: Large corporate clients

(50)

1

0

(50)
Remeasurements without stage transfers
3

43

9

9

25
of which: Large corporate clients

11

12

9

(10)
Model changes
4

(15)

(10)

(5)

0
Total ECL allowance movements with profit or loss impact

(13)

(2)

7

(19)
Movements without profit or loss impact (write-off, FX and other)
5

33

13

3

17
Balance as of 31 December 2023

(247)

(112)

(34)

(101)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly

originated, purchased or

renewed and from

the final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes in

models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements

(audited)

Note 13d

Balance sheet and off-balance sheet positions

subject to ECL
The

tables

below

provide

information

about

ECL

exposures,

allowances

and

provisions

for

financial

instruments

and
certain non-financial instruments that are

subject to ECL.
USD m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 69,614 69,614 0 0 0 0 0 0
Due from banks 96,243 96,164 79 0 (14) (14) (1) 0
Receivables from securities financing transactions 117,338 117,338 0 0 (2) (2) 0 0
Due from customers 148,955 143,834 3,288 1,833 (1,710) (106) (108) (1,496)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 43,652 43,652 0 0 (23) (23) 0 0
Mortgage loans 8,438 7,880 356 201 (7) (2) (1) (4)
Accrued income and prepaid expenses
2
3,091 3,081 10 0 0 0 0 0
Other assets
3
2,172 2,170 0 2 (5) (1) 0 (4)
Total on-balance sheet financial assets within the scope of ECL 489,504 483,734 3,733 2,037 (1,762) (148) (109) (1,504)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 34,989 34,799 147 43 (7) (4) 0 (3)
Irrevocable commitments, gross 44,469 40,818 3,526 125 (128) (74) (40) (14)
Forward starting transactions (securities financing transactions)
4
22,954 22,954 0 0 0 0 0 0
Credit lines 39,291 39,239 46 6 0 0 0 0
Irrevocable committed prolongation of existing loans 245 245 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 141,947 138,055 3,718 173 (134) (78) (40) (16)
Total allowances and provisions (1,896) (226) (150) (1,520)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes components of accrued interest assets within the scope of
ECL.

3 Includes components of other receivables due from UBS Group

AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.

4 Includes forward
starting reverse repurchase agreements within the scope of ECL.

CHF m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 63,217 63,217 0 0 0 0 0 0
Due from banks 87,399 87,327 71 0 (13) (12) (1) 0
Receivables from securities financing transactions 106,555 106,555 0 0 (2) (2) 0 0
Due from customers 135,266 130,616 2,985 1,664 (1,553) (96) (98) (1,358)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 39,640 39,640 0 0 (21) (21) 0 0
Mortgage loans 7,662 7,156 324 183
(6)
(2) (1) (4)
Accrued income and prepaid expenses
2
2,807 2,798 9 0 0 0 0 0
Other assets
3
1,972 1,970 0 2 (4) (1) 0 (3)
Total on-balance sheet financial assets within the scope of ECL 444,518 439,279 3,390 1,849 (1,600) (134) (100) (1,366)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 31,773 31,601 134 39 (6) (4) 0 (2)
Irrevocable commitments, gross 40,382 37,067 3,202 113 (116) (67) (37) (12)
Forward starting transactions (securities financing transactions)
4
20,844 20,844 0 0 0 0 0 0
Credit lines 35,680 35,633 41 5 0 0 0 0
Irrevocable committed prolongation of existing loans 222 222 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 128,901 125,367 3,377 157 (122) (71) (36) (15)
Total allowances and provisions (1,722) (205) (136) (1,380)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes components of accrued interest assets within the scope of
ECL.

3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.

4 Includes forward
starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements

(audited)

Note 13d

Balance sheet and off-balance sheet positions

subject to ECL (continued)
USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 49,449 49,449 0 0 0 0 0 0
Due from banks 56,082 56,082 0 0 (5) (5) 0 0
Receivables from securities financing transactions 69,381 69,381 0 0 (2) (2) 0 0
Due from customers 107,463 105,919 1,275 270 (202) (69) (19) (114)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 29,380 29,380 0 0 (22) (22) 0 0
Mortgage loans 5,116 4,997 6 113 0 0 0 0
Accrued income and prepaid expenses 3,000 2,991 8 0 0 0 0 0
Other assets
2
918 918 0 0 (2) 0 0 (2)
Total on-balance sheet financial assets within the scope of ECL 320,789 319,117 1,289 383 (233) (99) (19) (116)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 31,360 31,226 129 4 (3) (2) (1) (1)
Irrevocable commitments, gross 19,900 18,427 1,458 14 (56) (33) (21) (2)
Forward starting transactions (securities financing transactions)
3
9,500 9,500 0 0 0 0 0 0
Credit lines 9,777 9,446 331 0 (1) (1) 0 0
Irrevocable committed prolongation of existing loans 1,907 1,907 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 72,444 70,507 1,918 18 (60) (35) (22) (4)
Total allowances and provisions (294) (133) (41) (120)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes components of other receivables due from UBS

Group AG
and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.

3 Includes forward starting reverse repurchase agreements within the scope of ECL.

CHF m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 41,620 41,620 0 0 0 0 0 0
Due from banks 47,204 47,204 0 0 (4) (4) 0 0
Receivables from securities financing transactions 58,398 58,398 0 0 (1) (1) 0 0
Due from customers 90,451 89,151 1,073 227 (170) (58) (16) (96)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 24,729 24,729 0 0 (19) (19) 0 0
Mortgage loans 4,306 4,206 5 95 0 0 0 0
Accrued income and prepaid expenses 2,525 2,518 7 0 0 0 0 0
Other assets
2
772 772 0 0 (2) 0 0 (1)
Total on-balance sheet financial assets within the scope of ECL 270,005 268,598 1,085 322 (197) (83) (16) (98)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 26,395 26,283 109 3 (3) (1) 0 (1)
Irrevocable commitments, gross 16,749 15,510 1,227 12 (49) (29) (19) (2)
Forward starting transactions (securities financing transactions)
3
7,996 7,996 0 0 0 0 0 0
Credit lines 8,229 7,951 278 0 0 0 0 0
Irrevocable committed prolongation of existing loans 1,605 1,605 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 60,975 59,345 1,615 15 (51) (30) (18) (3)
Total allowances and provisions (247) (112) (34) (101)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.

3 Includes forward starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements

(audited)

Note 13e

Financial assets subject to credit risk, by rating category
The table below shows

the credit quality

and the maximum

exposure to credit

risk based on the

Group’s internal credit
rating system and year-end stage classification.
Financial assets subject to credit risk by rating

category
USD m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

69,375

216

23

0

0

0

69,614

0

69,614
of which: stage 1

69,375

216

23

0

0

0

69,614

0

69,614
Due from banks

10,103

82,957

1,501

1,572

124

0

96,257

(14)

96,243
of which: stage 1

10,103

82,957

1,483

1,570

65

0

96,178

(14)

96,164
of which: stage 2

0

0

18

2

59

0

79

(1)

79
Receivables from securities financing transactions

50,251

23,557

12,213

29,796

1,523

0

117,340

(2)

117,338
of which: stage 1

50,251

23,557

12,213

29,796

1,523

0

117,340

(2)

117,338
Due from customers

5,426

52,373

18,111

64,292

7,136

3,326

150,665

(1,710)

148,955
of which: stage 1

5,426

52,252

17,718

63,125

5,419

0

143,940

(106)

143,834
of which: stage 2

0

121

392

1,167

1,715

0

3,396

(108)

3,288
of which: stage 3

0

0

0

0

2

3,326

3,329

(1,496)

1,833
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

43,675

0

0

0

0

43,675

(23)

43,652
of which: stage 1

0

43,675

0

0

0

0

43,675

(23)

43,652
Mortgage loans

2

599

1,653

4,518

1,468

206

8,446

(7)

8,438
of which: stage 1

2

582

1,628

4,309

1,362

0

7,883

(2)

7,880
of which: stage 2

0

17

25

209

106

0

357

(1)

356
of which: stage 3

0

0

0

0

0

206

206

(4)

201
Accrued income and prepaid expenses

373

1,512

296

839

72

0

3,091

0

3,091
of which: stage 1

373

1,512

290

838

69

0

3,081

0

3,081
of which: stage 2

0

0

6

1

3

0

10

0

10
Other assets

348

416

41

1,349

16

6

2,177

(5)

2,172
of which: stage 1

348

416

41

1,349

16

0

2,170

(1)

2,170
of which: stage 3

0

0

0

0

0

6

6

(4)

2
Total in scope of ECL assets / ECL amounts by stages 135,879 205,306

33,837

102,366

10,339

3,538
491,265

(1,762)

489,504
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
USD m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure

(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross

16,706

12,865

3,204

1,486

684

43

34,989

(7)
of which: stage 1

16,706

12,862

3,195

1,471

564

0

34,799

(4)
of which: stage 2

0

3

9

16

120

0

147

0
of which: stage 3

0

0

0

0

0

43

43

(3)
Irrevocable commitments, gross

1,447

10,520

10,045

7,549

14,827

82

44,469

(128)
of which: stage 1

1,447

10,354

9,889

7,320

11,808

0

40,818

(74)
of which: stage 2

0

165

156

229

2,975

0

3,526

(40)
of which: stage 3

0

0

0

0

43

82

125

(14)
Forward starting transactions (securities financing transactions)

0

0

0

22,954

0

0

22,954

0
of which: stage 1

0

0

0

22,954

0

0

22,954

0
Credit lines

7

34,857

784

3,522

115

6

39,291

0
of which: stage 1

7

34,838

776

3,522

96

0

39,239

0
of which: stage 2

0

19

8

0

18

0

46

0
of which: stage 3

0

0

0

0

0

6

6

0
Irrevocable committed prolongation of existing loans

0

245

0

0

0

0

245

0
of which: stage 1

0

245

0

0

0

0

245

0
Total off-balance sheet financial instruments and credit lines

18,160

58,486

14,033

35,511

15,626

130
141,947

(134)

UBS AG standalone financial statements

(audited)

Note 13e

Financial assets subject to credit risk, by rating category

(continued)
Financial assets subject to credit risk by rating

category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

62,999

196

21

0

0

0

63,217

0

63,217
of which: stage 1

62,999

196

21

0

0

0

63,217

0

63,217
Due from banks

9,175

75,334

1,363

1,427

112

0

87,411

(13)

87,399
of which: stage 1

9,175

75,334

1,347

1,426

58

0

87,339

(12)

87,327
of which: stage 2

0

0

17

2

54

0

72

(1)

71
Receivables from securities financing transactions

45,633

21,392

11,090

27,058

1,383

0

106,557

(2)

106,555
of which: stage 1

45,633

21,392

11,090

27,058

1,383

0

106,557

(2)

106,555
Due from customers

4,928

47,560

16,446

58,384

6,481

3,020

136,818

(1,553)

135,266
of which: stage 1

4,928

47,450

16,090

57,324

4,921

0

130,712

(96)

130,616
of which: stage 2

0

110

356

1,059

1,558

0

3,084

(98)

2,985
of which: stage 3

0

0

0

0

2

3,020

3,023

(1,358)

1,664
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

39,662

0

0

0

0

39,662

(21)

39,640
of which: stage 1

0

39,662

0

0

0

0

39,662

(21)

39,640
Mortgage loans

2

544

1,501

4,102

1,333

187

7,669

(6)

7,662
of which: stage 1

2

528

1,478

3,913

1,237

0

7,159

(2)

7,156
of which: stage 2

0

16

23

189

96

0

324

(1)

324
of which: stage 3

0

0

0

0

0

187

187

(4)

183
Accrued income and prepaid expenses

338

1,373

269

762

65

0

2,807

0

2,807
of which: stage 1

338

1,373

263

761

63

0

2,798

0

2,798
of which: stage 2

0

0

5

1

2

0

9

0

9
Other assets

316

378

37

1,225

14

6

1,977

(4)

1,972
of which: stage 1

316

378

37

1,225

14

0

1,971

(1)

1,970
of which: stage 3

0

0

0

0

0

6

6

(3)

2
Total in scope of ECL assets / ECL amounts by stages

123,392

186,439

30,727

92,959

9,388

3,213

446,118

(1,600)

444,518
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure

(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross

15,171

11,683

2,910

1,350

621

39

31,773

(6)
of which: stage 1

15,171

11,680

2,902

1,336

513

0

31,601

(4)
of which: stage 2

0

3

8

14

109

0

134

0
of which: stage 3

0

0

0

0

0

39

39

(2)
Irrevocable commitments, gross

1,314

9,553

9,122

6,855

13,464

74

40,382

(116)
of which: stage 1

1,314

9,403

8,980

6,647

10,723

0

37,067

(67)
of which: stage 2

0

150

141

208

2,702

0

3,202

(37)
of which: stage 3

0

0

0

0

39

74

113

(12)
Forward starting transactions (securities financing transactions)

0

0

0

20,844

0

0

20,844

0
of which: stage 1

0

0

0

20,844

0

0

20,844

0
Credit lines

6

31,654

712

3,198

104

5

35,680

0
of which: stage 1

6

31,637

705

3,198

88

0

35,633

0
of which: stage 2

0

17

7

0

17

0

41

0
of which: stage 3

0

0

0

0

0

5

5

0
Irrevocable committed prolongation of existing loans

0

222

0

0

0

0

222

0
of which: stage 1

0

222

0

0

0

0

222

0
Total off-balance sheet financial instruments and credit lines

16,491

53,111

12,744

32,248

14,190

118

128,901

(122)
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” and “Note
20 Expected credit loss measurement” in the “Consolidated financial statements”

section of the UBS AG Annual Report 2024,
available under “Annual reporting” at ubs.com/investors
, for more information about ECL in accordance with

IFRS Accounting
Standards

UBS AG standalone financial statements

(audited)

Note 13e

Financial assets subject to credit risk, by rating category

(continued)
Financial assets subject to credit risk by rating

category
USD m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

49,186

262

0

0

0

0

49,449

0

49,449
of which: stage 1

49,186

262

0

0

0

0

49,449

0

49,449
Due from banks

1,128

53,671

823

452

13

0

56,087

(5)

56,082
of which: stage 1

1,128

53,671

823

452

13

0

56,087

(5)

56,082
Receivables from securities financing transactions

23,453

24,046

5,286

15,507

1,091

0

69,383

(2)

69,381
of which: stage 1

23,453

24,046

5,286

15,507

1,091

0

69,383

(2)

69,381
Due from customers

1,551

43,921

10,578

48,624

2,607

384

107,665

(202)

107,463
of which: stage 1

1,551

43,783

10,332

48,182

2,139

0

105,987

(69)

105,919
of which: stage 2

0

138

246

442

468

0

1,294

(19)

1,275
of which: stage 3

0

0

0

0

0

384

384

(114)

270
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

29,403

0

0

0

0

29,403

(22)

29,380
of which: stage 1

0

29,403

0

0

0

0

29,403

(22)

29,380
Mortgage loans

0

1

668

3,295

1,039

113

5,116

0

5,116
of which: stage 1

0

1

668

3,290

1,039

0

4,997

0

4,997
of which: stage 2

0

0

0

6

0

0

6

0

6
of which: stage 3

0

0

0

0

0

113

113

0

113
Accrued income and prepaid expenses

156

1,491

447

852

54

0

3,000

0

3,000
of which: stage 1

156

1,491

443

851

51

0

2,991

0

2,991
of which: stage 2

0

0

4

2

3

0

8

0

8
Other assets

21

179

14

696

8

2

920

(2)

918
of which: stage 1

21

179

14

696

8

0

918

0

918
of which: stage 3

0

0

0

0

0

2

2

(2)

0
Total in scope of ECL assets / ECL amounts by stages

75,496

152,973

17,816

69,427

4,811

499

321,022

(233)

320,789
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
USD m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

17,689

9,145

2,230

1,977

314

4

31,360

(3)
of which: stage 1

17,689

9,116

2,212

1,967

243

0

31,226

(2)
of which: stage 2

0

30

19

10

71

0

129

(1)
of which: stage 3

0

0

0

0

0

4

4

(1)
Irrevocable commitments, gross

1,177

5,489

4,727

2,515

5,978

14

19,900

(56)
of which: stage 1

1,177

5,489

4,715

2,407

4,639

0

18,427

(33)
of which: stage 2

0

0

12

108

1,339

0

1,458

(21)
of which: stage 3

0

0

0

0

0

14

14

(2)
Forward starting transactions (securities financing transactions)

9,062

219

84

135

0

0

9,500

0
of which: stage 1

9,062

219

84

135

0

0

9,500

0
Credit lines

0

3,662

196

4,495

1,424

0

9,777

(1)
of which: stage 1

0

3,628

148

4,493

1,178

0

9,446

(1)
of which: stage 2

0

34

49

3

246

0

331

0
Irrevocable committed prolongation of existing loans

0

1,907

0

0

0

0

1,907

0
of which: stage 1

0

1,907

0

0

0

0

1,907

0
Total off-balance sheet financial instruments and credit lines

27,928

20,423

7,237

9,122

7,715

18

72,444

(60)

UBS AG standalone financial statements

(audited)

Note 13e

Financial assets subject to credit risk, by rating category

(continued)
Financial assets subject to credit risk, by rating

category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

41,400

221

0

0

0

0

41,621

0

41,620
of which: stage 1

41,400

221

0

0

0

0

41,621

0

41,620
Due from banks

950

45,175

693

381

11

0

47,209

(4)

47,204
of which: stage 1

950

45,175

693

381

11

0

47,209

(4)

47,204
Receivables from securities financing transactions

19,741

20,239

4,449

13,052

918

0

58,399

(1)

58,398
of which: stage 1

19,741

20,239

4,449

13,052

918

0

58,399

(1)

58,398
Due from customers

1,306

36,968

8,903

40,926

2,194

323

90,621

(170)

90,451
of which: stage 1

1,306

36,852

8,696

40,554

1,801

0

89,209

(58)

89,151
of which: stage 2

0

116

207

372

394

0

1,089

(16)

1,073
of which: stage 3

0

0

0

0

0

323

323

(96)

227
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

24,748

0

0

0

0

24,748

(19)

24,729
of which: stage 1

0

24,748

0

0

0

0

24,748

(19)

24,729
Mortgage loans

0

1

562

2,774

874

95

4,306

0

4,306
of which: stage 1

0

1

562

2,769

874

0

4,206

0

4,206
of which: stage 2

0

0

0

5

0

0

5

0

5
of which: stage 3

0

0

0

0

0

95

95

0

95
Accrued income and prepaid expenses

131

1,255

376

718

45

0

2,525

0

2,525
of which: stage 1

131

1,255

373

716

43

0

2,518

0

2,518
of which: stage 2

0

0

4

1

2

0

7

0

7
Other assets

17

151

12

586

7

1

774

(2)

772
of which: stage 1

17

151

12

586

7

0

773

0

772
of which: stage 3

0

0

0

0

0

1

1

(1)

0
Total in scope of ECL assets / ECL amounts by stages

63,544

128,757

14,995

58,436

4,050

420

270,202

(197)

270,005
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount

(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

14,889

7,698

1,877

1,664

264

3

26,395

(3)
of which: stage 1

14,889

7,673

1,862

1,655

204

0

26,283

(1)
of which: stage 2

0

25

16

9

60

0

109

0
of which: stage 3

0

0

0

0

0

3

3

(1)
Irrevocable commitments, gross

990

4,620

3,978

2,117

5,032

12

16,749

(49)
of which: stage 1

990

4,620

3,968

2,026

3,905

0

15,510

(29)
of which: stage 2

0

0

10

91

1,127

0

1,227

(19)
of which: stage 3

0

0

0

0

0

12

12

(2)
Forward starting transactions (securities financing transactions)

7,627

185

70

114

0

0

7,996

0
of which: stage 1

7,627

185

70

114

0

0

7,996

0
Credit lines

0

3,082

165

3,784

1,198

0

8,229

0
of which: stage 1

0

3,054

124

3,781

991

0

7,951

0
of which: stage 2

0

28

41

2

207

0

278

0
Irrevocable committed prolongation of existing loans

0

1,605

0

0

0

0

1,605

0
of which: stage 1

0

1,605

0

0

0

0

1,605

0
Total off-balance sheet financial instruments and credit lines

23,507

17,190

6,091

7,678

6,494

15

60,975

(51)

UBS AG standalone financial statements

(audited)

Note 14

Trading portfolio and other financial instruments

measured at fair value
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Assets
Trading portfolio assets
148,686 124,682 135,022 104,943
of which: debt instruments
1
30,308 21,300 27,523 17,928
of which: listed
21,960 17,653 19,942 14,858
of which: equity instruments
113,185 100,646 102,783 84,713
of which: precious metals and other physical commodities
5,193 2,735 4,715 2,302
Total assets measured at fair value
148,686 124,682 135,022 104,943
of which: fair value derived using a valuation model
27,939 17,340 25,371 14,595
of which: securities eligible for repurchase transactions in accordance with liquidity regulations

2
15,542 12,167 14,113 10,241
Liabilities
Trading portfolio liabilities
29,316 27,280 26,622 22,961
of which: debt instruments
1 11,884 11,191 10,792 9,419
of which: listed
11,157 10,908 10,131 9,181
of which: equity instruments
17,431 16,089 15,829 13,542
Financial liabilities designated at fair value
3 102,901 80,859 93,444 68,058
Total liabilities measured at fair value
132,216 108,139 120,065 91,019
of which: fair value derived using a valuation model
112,247 85,898 101,931 72,300
1 Includes money

market paper.

2 Consists of

high-quality liquid debt

securities that are

eligible for repurchase

transactions at

the Swiss National

Bank or other

central banks.

3 Refer to

Note 20 for

more
information.

UBS AG standalone financial statements

(audited)

Note 15

Derivative instruments
1
31.12.24 31.12.23
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Interest rate contracts
Forwards
3
0.2 0.2 602 0.1 0.2 1,076
Swaps 32.7 25.8 15,269 25.7 21.0 12,667
of which: designated in hedge accounting relationships 0.0 0.0 197 0.0 0.0 123
Futures 0.0 0.0 802 0.0 0.0 704
Over-the-counter (OTC) options 11.6 13.2 1,963 12.1 14.4 1,571
Exchange-traded options 0.1 0.2 198 0.1 0.1 96
Total

44.6 39.4

18,834
4
38.1 35.7 16,114
Foreign exchange contracts
Forwards

37.2 32.5 2,290 15.6 18.9 1,892
of which: designated in hedge accounting relationships 0.2 0.0 3 0.0 0.0 0
Swaps 53.1 51.4 4,012 44.5 47.1 3,823
of which: designated in hedge accounting relationships 0.9 0.9 59 0.5 0.7 46
Futures 0.0 - 1 0.0 0.0 1
Over-the-counter (OTC) options 9.5 9.7 1,157 6.3 6.1 894
Exchange-traded options 0.1 0.1 9 0.1 0.1 5
Total

99.9 93.7 7,469 66.4 72.2 6,615
Equity contracts
Forwards

0.3 0.3 30 0.2 0.4 33
Swaps 6.1 8.6 363 6.5 9.3 269
Futures

0.0

0.0 80

0.0

0.0 73
Over-the-counter (OTC) options 4.4 8.5 229 2.9 6.0 199
Exchange-traded options 13.2 12.9 778 9.5 9.0 726
Total

24.1 30.3 1,479 19.1 24.6 1,299
Credit derivative contracts
Credit default swaps 2.4 3.0 133 1.5 1.3 95
Total return swaps 0.1 0.4 1 0.0 0.1 1
Other 0.3 0.0 4 0.1 0.0 1
Total 2.8 3.3 139 1.7 1.5 97
Commodity, precious metals and other contracts
Forwards
5
0.6 0.4 78 0.1 0.2 49
Swaps 0.9 1.1 58 0.7 0.5 45
Futures

0.0

0.0 13

0.0

0.0 13
Over-the-counter (OTC) options 0.8 0.4 42 0.6 0.3 38
Exchange-traded options 0.3 0.4 9 0.3 0.3 4
Total 2.6 2.3 200 1.6 1.3 150
Total before netting 173.9 169.1 28,120 126.9 135.3 24,275
of which: trading derivatives 172.9 168.1 126.4 134.5
of which: fair value derived using a valuation model 171.9 167.2 125.8 133.8 of which: derivatives designated in hedge accounting relationships 1.0 0.9 0.5 0.7 of which: fair value derived using a valuation model 1.0 0.9 0.5 0.7
Netting with cash collateral payables / receivables (20.2) (23.4) (17.9) (19.4)
Replacement value netting (131.8) (131.7) (98.9) (98.9)
Total after netting 21.9 14.0 10.1 16.9
of which: with central clearing counterparties 0.6 0.3 0.5 0.2 of which: with bank and broker-dealer counterparties 3.0 4.2 2.1 2.1 of which: other client counterparties 18.3 9.5 7.5 14.6
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.

2 Total notional values

include USD 15.5trn (31 December 2023:

USD 13.8trn) relating to derivatives that are

cleared through either a central

counterparty or an exchange.
The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.

3 Includes forward rate agreements.

4 Notional amounts related to interest rate contracts
increased by USD 2.7trn compared with

31 December 2023, mainly reflecting

the effect of the merger of

UBS AG and Credit Suisse

AG, and higher business

volume in the Investment Bank .

5 Includes derivative
loan commitments with notional values of USD 23bn as of 31 December 2024 (31 December 2023: USD 6bn) and negative replacement values of USD 137m (31 December 2023: USD 21m).

UBS AG standalone financial statements

(audited)

Note 15

Derivative instruments (continued)
1
31.12.24 31.12.23
CHF bn
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Interest rate contracts
Forwards
3
0.2 0.2 547 0.1 0.1 905
Swaps 29.7 23.4 13,865 21.7 17.6 10,662
of which: designated in hedge accounting relationships 0.0 0.0 179 0.0 0.0 104
Futures 0.0 0.0 728 0.0 0.0 593
Over-the-counter (OTC) options 10.6 12.0 1,782 10.2 12.1 1,322
Exchange-traded options 0.1 0.1 180 0.1 0.1 81
Total

40.5 35.8 17,103
4
32.0 30.0 13,563
Foreign exchange contracts
Forwards

33.8 29.5 2,080 13.1 15.9 1,593
of which: designated in hedge accounting relationships 0.1 0.0 3 0.0 0.0 0
Swaps 48.2 46.7 3,643 37.5 39.6 3,218
of which: designated in hedge accounting relationships 0.8 0.9 53 0.4 0.6 39
Futures 0.0 0.0 1 0.0 0.0 1
Over-the-counter (OTC) options 8.7 8.8 1,050 5.3 5.2 752
Exchange-traded options 0.1 0.1 8 0.0 0.0 5
Total

90.7 85.1 6,783 55.9 60.7 5,568
Equity contracts
Forwards

0.3 0.3 27 0.2 0.3 27
Swaps 5.5 7.8 329 5.4 7.8 226
Futures

0.0

0.0 73

0.0

0.0 61
Over-the-counter (OTC) options 4.0 7.7 208 2.5 5.0 168
Exchange-traded options 12.0 11.7 706 8.0 7.6 611
Total

21.9 27.5 1,343 16.1 20.7 1,094
Credit derivative contracts
Credit default swaps 2.2 2.7 121 1.2 1.1 80
Total return swaps 0.0 0.3 1 0.0 0.1 1
Other 0.3 0.0 4 0.1 0.0 1
Total 2.5 3.0 126 1.4 1.2 81
Commodity, precious metals and other contracts
Forwards
5
0.5 0.3 71 0.1 0.1 41
Swaps 0.8 1.0 53 0.6 0.5 38
Futures

0.0

0.0 11

0.0

0.0 11
Over-the-counter (OTC) options 0.7 0.4 38 0.5 0.2 32
Exchange-traded options 0.3 0.4 8 0.2 0.3 4
Total 2.3 2.1 181 1.4 1.1 126
Total before netting 157.9 153.5 25,536 106.8 113.9 20,432
of which: trading derivatives 157.0 152.7 106.4 113.2
of which: fair value derived using a valuation model 156.1 151.9 105.9 112.6 of which: derivatives designated in hedge accounting relationships 1.0 0.9 0.4 0.6 of which: fair value derived using a valuation model 1.0 0.9 0.4 0.6
Netting with cash collateral payables / receivables (18.4) (21.2) (15.1) (16.4)
Replacement value netting (119.7) (119.6) (83.2) (83.2)
Total after netting 19.9 12.7 8.5 14.2
of which: with central clearing counterparties 0.6 0.2 0.4 0.2 of which: with bank and broker-dealer counterparties 2.7 3.8 1.7 1.7 of which: other client counterparties 16.6 8.7 6.3 12.3
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.

2 Total notional values include

CHF 14.1trn (31 December 2023:

CHF 11.6trn) relating to derivatives

that are cleared through either a

central counterparty or an exchange.
The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.

3 Includes forward rate agreements.

4 Notional amounts related to interest rate contracts
increased by CHF 3.5trn compared

with 31 December 2023,

mainly reflecting the effect of

the merger of UBS

AG and Credit Suisse

AG, and higher

business volume in the

Investment Bank.

5 Includes derivative
loan commitments with notional values of CHF 20bn as of 31 December 2024 (31 December 2023: CHF 5bn) and negative replacement values of CHF 125m (31 December 2023: CHF 17m).

UBS AG standalone financial statements

(audited)

Note 16a

Financial investments by instrument type
31.12.24 31.12.23
USD m Carrying amount Fair value Carrying amount Fair value
Debt instruments 38,710 38,190 40,857 40,864

of which: held to maturity
21,095 20,413 20,760 20,474
of which: available for sale 17,615 17,776 20,097 20,390
Equity instruments 1,140 1,144 16 19
of which: qualified participations

1
1 1 2 2
Other 0 0 1 1
Total financial investments 39,850 39,334 40,874 40,884
of which: securities eligible for repurchase transactions in accordance with liquidity regulations

2
34,381 33,744 36,255 36,065
1 Qualified participations are

investments in which

UBS AG holds

10% or more of

the total capital or

has at least 10%

of total voting

rights.

2 Consists of high

-quality liquid debt securities

that are eligible

for
repurchase transactions at the Swiss National Bank or other central banks.
31.12.24 31.12.23
CHF m Carrying amount Fair value Carrying amount Fair value
Debt instruments 35,153 34,680 34,388 34,395

of which: held to maturity
19,157 18,537 17,473 17,233
of which: available for sale 15,996 16,143 16,915 17,162
Equity instruments 1,035 1,038 14 16
of which: qualified participations

1
1 1 1 1
Other 0 0 1 1
Total financial investments 36,188 35,719 34,403 34,412
of which: securities eligible for repurchase transactions in accordance with liquidity regulations

2
31,221 30,643 30,515 30,355
1 Qualified participations are

investments in which

UBS AG holds

10% or more of

the total capital or

has at least 10%

of total voting

rights.

2 Consists of high

-quality liquid debt securities

that are eligible

for
repurchase transactions at the Swiss National Bank or other central banks.
Note 16b

Financial investments by counterparty rating

– debt instruments
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Internal UBS rating
1
0–1 25,113 31,902 22,805 26,852
2–3 13,231 8,929 12,015 7,515
4–5 363 24 330 20
6–8 0 0 0 0
9–13 0 0 0 0
Non-rated 3 1 3 1
Total financial investments 38,710 40,857 35,153 34,388
1 Refer to Note 19 for more information.
Note 17a

Other assets
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Deferral position for hedging instruments
9,129 6,824 8,290 5,743
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,290 1,372 1,172 1,155
Fee- and commission-related receivables
282 242 256 203
Net assets for defined benefit plans
428 344 388 290
VAT,

withholding tax and other tax receivables
823 425 747 357
Other
1,966 699 1,784 587
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group
1,459 483 1,325 407
Total other assets
2
13,918 9,905 12,638 8,336
1 Refer to item 1 in Note 18b

to the UBS AG consolidated financial

statements in the UBS AG Annual

Report 2024 for more information.

2 Includes components of other receivables due

from UBS Group AG and
subsidiaries in the UBS

Group and other assets

totaling USD 2,172m (CHF

1,972m) as of 31

December 2024 USD 918m

(CHF 772m) as of

31 December 2023),

which are within the

scope of expected credit

loss
accounting. Refer to Note 13d for more information.

UBS AG standalone financial statements

(audited)

Note 17b

Other liabilities
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Settlement and clearing accounts 401 115 364 97
Net defined benefit liabilities 61 66 55 56
VAT,

withholding tax and other tax payables
1
108 82 98 69
Other

4,626 1,491 4,201 1,254
of which: other payables to third parties 2,493 490 2,264 412 of which: other payables due to UBS Group AG and subsidiaries in the UBS Group 1,885 900 1,712 758
Total other liabilities 5,196 1,755 4,718 1,475
1 Excludes capital tax payables.
Note 18

Pledged assets
The

table

below

provides

information

about

pledged

assets,

other

than

assets

placed

with

central

banks

related

to
undrawn credit

lines and

for payment,

clearing and

settlement purposes

(31 December 2024:

USD 1.1bn (CHF 0.9bn),
31 December 2023: USD 3.5bn

(CHF 2.9bn)) and those

pledged in

connection with securities

financing transactions (refer
to Note 11 for more information).
31.12.24 31.12.23
USD m
Carrying amount of
pledged assets
Carrying amount of
pledged assets
Securities 1 12,112

8,011
Property 2 2,025

2,187
Total pledged assets 14,137

10,198
1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between
the specific collateral pledged and the associated

liability.

2 These pledged properties serve

as collateral for an existing mortgage

loan from UBS Switzerland

AG, the carrying amount of

which was USD 2,521m
as of 31 December 2024 (USD 2,804m as of 31 December 2023).
31.12.24 31.12.23
CHF m
Carrying amount of
pledged assets
Carrying amount of
pledged assets
Securities
1
10,999

6,743
Property
2
1,839

1,841
Total pledged assets 12,838

8,584
1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between
the specific collateral pledged and the

associated liability.

2 These pledged properties serve

as collateral for an existing

mortgage loan from UBS Switzerland AG,

the carrying amount of which was

CHF 2,289m
as of 31 December 2024 (CHF 2,360m as of 31 December 2023).

UBS AG standalone financial statements

(audited)

Note 19

Country risk of total assets
The table below provides a

breakdown of total non-Swiss

assets by credit rating,

after netting of assets and

liabilities as
recognized on the

balance sheet but

before other risk

mitigants. The credit

ratings reflect

the sovereign credit

rating of
the country to which the

ultimate risk of the

underlying asset is related.

The ultimate country of

risk for unsecured loan
positions is the

domicile of the

immediate borrower

or, in the case

of a legal

entity, the domicile

of the ultimate

parent
entity.

For

collateralized

or

guaranteed

positions,

the

ultimate

country

of

risk

is

the

domicile

of

the

provider

of

the
collateral

or

guarantor

or,

if

applicable,

the

domicile

of

the

ultimate

parent

entity

of

the

provider

of

the

collateral

or
guarantor. For mortgage

loans, the ultimate

country of risk is

the country where

the real estate

is located. Similarly, the
ultimate country of risk for property

and equipment is the country

where the property and equipment are located.

Assets
for which Switzerland is

the ultimate country of risk

are provided separately at the

bottom of the table

in order to provide
a reconciliation to total balance sheet assets.
›
Refer to the “Risk management and control” section of the

UBS AG Annual Report 2024, available

under “Annual reporting” at
ubs.com/investors , for more information

31.12.24 31.12.23
Classification Internal UBS rating
1
Description
Moody’s Investors
Service S&P
Fitch

USD m % USD m %
Low risk
0 and 1 Investment grade Aaa AAA AAA 343,884 43 251,204 45
2 Aa1 to Aa3 AA+ to AA– AA+ to AA– 134,479 17 90,612 16
Medium risk
3 A1 to A3 A+ to A– A+ to A– 93,246 12 71,893 13
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB 18,082 2 10,340 2
5 Baa3 BBB– BBB– 6,872 1 5,328 1
High risk
6 Sub-investment grade Ba1 BB+ BB+ 828 0 127 0
7 Ba2 BB BB 2,765 0 774 0
8 Ba3 BB– BB– 246 0 1,940 0
9 B1 B+ B+ 1,805 0 750 0
Very high risk
10 B2 B B 454 0 503 0
11 B3 B– B– 129 0 121 0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC 4,659 1 261 0
13 Caa3 to C CCC– to C CCC– to C 121 0 134 0
Distressed Default Defaulted D D 119 0 29 0
Subtotal 607,688 77 434,016 78
Switzerland

183,608 23 124,511 22
Total assets 791,297 100 558,527 100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control” section of the UBS Group AG Annual Report 2024.

31.12.24 31.12.23
Classification Internal UBS rating
1
Description
Moody’s Investors
Service S&P
Fitch

CHF m % CHF m %
Low risk
0 and 1 Investment grade Aaa AAA AAA 312,281 43 211,428 45
2 Aa1 to Aa3 AA+ to AA– AA+ to AA– 122,121 17 76,271 16
Medium risk
3 A1 to A3 A+ to A– A+ to A– 84,676 12 60,511 13
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB 16,420 2 8,703 2
5 Baa3 BBB– BBB– 6,240 1 4,485 1
High risk
6 Sub-investment grade Ba1 BB+ BB+ 752 0 107 0
7 Ba2 BB BB 2,511 0 651 0
8 Ba3 BB– BB– 223 0 1,633 0
9 B1 B+ B+ 1,639 0 631 0
Very high risk
10 B2 B B 412 0 423 0
11 B3 B– B– 117 0 102 0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC 4,231 1 220 0
13 Caa3 to C CCC– to C CCC– to C 110 0 113 0
Distressed Default Defaulted D D 108 0 24 0
Subtotal 551,841 77 365,302 78
Switzerland

166,734 23 104,803 22
Total assets 718,576 100 470,106 100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control” section of the UBS Group AG Annual Report 2024.

UBS AG standalone financial statements

(audited)

Note 20

Structured debt instruments
The table below provides a breakdown of

financial liabilities designated at fair value

that are considered structured debt
instruments.
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Fixed-rate bonds with structured features 8,684 5,679 7,886 4,780
Structured debt instruments issued:
Equity-linked 53,917 46,220 48,962 38,903
Rates-linked 22,373 16,681 20,316 14,040
Credit-linked 4,787 4,287 4,347 3,608
Commodity-linked
1
3,620 3,704 3,288 3,118
FX-linked 1,253 699 1,138 589
Funding received from UBS Group AG designated at fair value
2
4,998 2,711 4,539 2,282
Structured over-the-counter (OTC) debt instruments 3,268 877 2,968 738
Total financial liabilities designated at fair value 102,901 80,859 93,444 68,058
1 Includes precious metals-linked debt instruments issued.

2 Refer to Note 21 for more information.
In addition

to
Financial liabilities

designated at

fair value
, certain

structured debt

instruments were

reported within

the
balance

sheet

lines
Due

to

banks
,
Due

to

customers

and
Bonds

issued
.

These

instruments

were

bifurcated

for
measurement purposes.

As of 31 December

2024, the total

carrying amount of

the host instruments

was USD 8,258m
(CHF 7,499m)

(31 December

2023:

USD 7,555m

(CHF 6,359m))

and

the

total

carrying

amount

of

the

bifurcated
embedded derivatives was positive USD 63m (CHF 57m)

(31 December 2023: positive USD 58m

(CHF 49m)).
Note 21

Funding eligible as total loss-absorbing capacity

at the UBS AG level
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Funding eligible as total loss-absorbing capacity at

the UBS AG level included in:
Funding received from UBS Group AG measured at amortized cost 108,185 67,292 98,243 56,639
Funding received from UBS Group AG designated at fair value 4,998 2,711 4,539 2,282
Bonds issued 218 546 198 460
Total funding eligible as total loss-absorbing capacity at the UBS AG level 1 113,401 70,549 102,980 59,381
1 Represents the

Swiss GAAP carrying

amount of instruments

qualifying as total

loss-absorbing capital.

In accordance with

the Basel III

framework, as applicable

to Swiss systemically

relevant banks

(SRB), total
funding eligible as total loss-absorbing capacity

at the UBS AG level was USD

108,004m (CHF 98,079m) as of 31

December 2024 (31 December 2023: USD 66,951m

(CHF 56,352m)). Refer to the “UBS

AG standalone
regulatory information” section of this report for more information about Swiss SRB going and gone concern capital.

UBS AG standalone financial statements

(audited)

Note 22a

Share capital
UBS AG shares issued and outstanding
As of

31 December

2024, UBS

AG’s share

capital of

USD 386m

(CHF 380m)

consisted of

3,858,408,466 fully

paid-up
registered issued and outstanding shares with a nominal value of USD 0.10, which each entitle the holder to one vote at the meeting

of the

shareholders of

UBS AG,

if entered

into the

share register

as having

the right

to vote,

as well

as a
proportionate share

of distributed dividends

(unchanged from

31 December 2023).

UBS AG’s shares

are not subject

to
any restrictions or limitations on their transferability. All shares were held by UBS Group AG.
Conditional share capital
As of

31 December

2024, the

following conditional

share capital

was available

to the

Board of

Directors (the

BoD) of
UBS AG:

–
Conditional

capital

in

the

amount

of

USD

38,000,000,

for

the

issuance

of

a

maximum

of

380,000,000

fully

paid
registered shares with a nominal value of USD 0.10 each (unchanged from 31 December 2023), to be issued through
the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar

financial instruments

on national or

international capital

markets. This conditional

capital allowance
was approved at

the Extraordinary General

Meeting held

on 26 November

2014, having originally

been approved

at
the Annual General Meeting (the AGM) of UBS AG on 14

April 2010. The BoD has not made use of such allowance.
Conversion capital
As

of

31

December

2024,

UBS

AG

had

conversion

capital

in

the

amount

of

USD

70,000,000,

for

the

issuance

of

a
maximum of 700,000,000 fully paid registered shares with

a nominal value of USD 0.10 each. The issuance of fully paid registered shares only occurs through

the mandatory conversion of claims

arising upon occurrence of one

or more trigger
events under

financial market

instruments with

contingent conversion

features issued

by UBS

AG. The

creation of

this
conversion capital was approved at the Annual General

Meeting of Shareholders (the AGM) held on 23 April 2024.
Non-distributable reserves
Non-distributable reserves

consist of

50% of

the share

capital of

UBS AG,

amounting to

USD 193m (CHF 190m)

as of
31 December 2024 (unchanged from 31 December

2023).
Note 22b

Significant shareholders
The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting

rights. Indirect shareholders of

UBS AG

included in

the table below

are the direct

shareholders of UBS Group AG
(acting in their own name or

in their capacity as nominees for

other investors or beneficial owners) that

were registered
in the UBS Group AG share register with

3% or more of the share capital of UBS Group

AG as of 31 December 2024 or
as of 31 December

2023. The

shares and

share capital

of UBS AG

held by

indirect shareholders,

as shown

in the

table
below, represent

their relative holding of UBS Group

AG shares. They do not have voting rights in UBS

AG.
31.12.24 31.12.23
USD m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS AG

UBS Group AG

386 100 386 100
Significant indirect shareholders of UBS AG
DTC (Cede & Co.), New York
1

25 6

29 7
Nortrust Nominees Ltd., London 14 4 15 4
Chase Nominees Ltd., London

44 11
1 The US securities clearing organization DTC (Cede & Co.), New York,

“The Depository Trust Company”,

is a US securities clearing organization.
31.12.24 31.12.23
CHF m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS AG

UBS Group AG

380 100 380 100
Significant indirect shareholders of UBS AG
DTC (Cede & Co.), New York
1

25 6

28 7
Nortrust Nominees Ltd., London 14 4 15 4
Chase Nominees Ltd., London

43 11
1 The US securities clearing organization DTC (Cede & Co.), New York”,

is a US securities clearing organization.

UBS AG standalone financial statements

(audited)

Note 23

Post-employment benefit plans
a) Assets related to defined benefit plans USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Net defined benefit assets for defined benefit plans
1

428

344

388

290
Total assets for defined benefit plans

428

344

388

290
1 As of 31 December 2024, USD 428m (CHF

388m) mainly reflected USD 362m (CHF 329m) for the UBS UK

defined benefit plan, USD 36m (CHF 33m) for the Credit

Suisse Guernsey defined benefit plan, USD 22m
(CHF 20m) for

the UBS

US Investment

Bank defined

benefit plan

and USD 6m

(CHF 6m) for

the Credit

Suisse Swiss

pension plan.

As of

31 December 2023,

USD 344m

(CHF 290m)

mainly reflected

USD 341m
(CHF 287m) for the UBS UK defined benefit plan and USD 3m (CHF 2m) for the UBS US defined benefit plan.
b) Liabilities related to defined benefit plans USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Provision for Swiss pension plans 0 0 0 0
Net defined benefit liabilities for defined benefit plans
1

61

66

55

56
Total provision for defined benefit plans

61

66

55

56
Bank accounts at UBS and UBS debt instruments held by

Swiss pension funds

293

11

266

10
UBS derivative financial instruments held by Swiss pension funds

15

34

14

29
Total liabilities related to defined benefit plans

369

112

335

94
1 As of

31 December

2024, USD

61m (CHF

55m) mainly

reflected USD 35m

(CHF 32m) for

the UBS

US plans,

USD 12m (CHF 11m)

for the

UBS UK plan

and USD 8m

(CHF 7m)

for the

UBS Taiwan

plan. As

of
31 December 2023, USD 66m (CHF 56m) mainly reflected USD 37m (CHF 31m) for the UBS US plans, USD 14m

(CHF 12m) for the UBS UK plan and USD 11m (CHF 9m) for the UBS Taiwan plan.
c) Swiss pension plan
USD m CHF m
As of or for the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Pension plan surplus
1

1,195

343

1,085

288
Economic benefit / (obligation) of UBS AG

6

0

6

0
Change in economic benefit / (obligation) recognized

in the income statement

0

0

0

0
Employer contributions in the period recognized in the income statement

177

28

157

25
Performance awards-related employer contributions accrued

7

3

6

3
Total pension expense recognized in the income statement within Personnel expenses

184

31

163

28
1 The pension

plan surplus is

determined in accordance

with Swiss GAAP

(FER 26) and consists

of the reserve

for the fluctuation

in asset value

and a prepaid

contribution. The

reserve for the

fluctuation did not
represent an economic benefit for UBS AG in accordance with Swiss GAAP (FER 16) as of both 31 December 2024 and 31 December 2023.
UBS AG has elected to apply

FER 16 for its Swiss pension

plan and IFRS Accounting Standards

(IAS 19) for its non-Swiss
defined

benefit

plans. However,

remeasurements

of the

defined

benefit

obligations

and assets

for

non-Swiss

defined
benefit plans are recognized in the

income statement rather than directly in equity.

In 2024,

an expense of

USD 277m

(CHF 243m)

was recognized in

the income

statement, driven by

expenses of USD 130m
(CHF 116m) related to defined contribution

plans and USD 148m (CHF 127m) related

to defined benefit plans. In 2023,
an

expense

of

USD

124m

(CHF

115m)

was

recognized

in

the

income

statement,

driven

by

expenses

of

USD

76m
(CHF 68m) related to defined contribution plans and USD 49m (CHF

47m) related to defined benefit plans.

The

Swiss

pension

plans

had

an

employer

contribution

reserve

of

USD

6m

as

of

31 December

2024

and

none

as

of
31 December 2023.

›
Refer to Note 2 for more information
›
Refer to “Note 26 Post-employment benefit plans”

in the “Consolidated financial statements”

section of the UBS AG Annual
Report 2024, available under “Annual reporting” at ubs.com/investors
, for more information about defined benefit plans

in
accordance with IFRS Accounting Standards

UBS AG standalone financial statements

(audited)

Note 24

Related parties
Transactions

with related parties

are conducted at

internally agreed transfer prices

or at arm’s-length terms

and neither
involve more

than the normal

risk of collectability

nor contain any

other unfavorable

features for

the firm. Loans,

fixed
advances

and

mortgages

granted

to

non-independent

members

of

the

governing

bodies

in

the

ordinary

course

of
business are also on substantially the same terms and conditions that are available to other employees, including interest
rates

and collateral.

Independent

members

of the

governing bodies

are

granted

loans

and mortgages

in the

ordinary
course of business at general market conditions.
31.12.24 31.12.23
USD m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1
3,099 123,802 4,344 77,258
of which: due from / to customers
2,047 2,590 3,804 2,535
of which: funding received from UBS Group AG measured at amortized cost
113,898 70,620
of which: funding received from UBS Group AG designated

at fair value
4,998 2,711
Subsidiaries
187,707 116,401 116,967 68,654
of which: due from / to banks
88,211 73,492 35,235 51,206
of which: due from / to customers
33,376 4,869 35,319 1,267
of which: receivables / payables from securities financing transactions
17,475 35,526 15,979 15,121
of which: funding provided to significant regulated subsidiaries eligible as total loss-
absorbing capacity 43,652 29,380
Affiliated entities
2
502 1,397 16,644 2,004
of which: due from / to banks
0 0 14,821 1,194
of which: due from / to customers
416 889 904 232
External auditors
23 4
Other related parties
3
63 21 2
1 The qualified shareholder of UBS AG is UBS Group

AG.

2 Affiliated entities of UBS AG are all direct subsidiaries

of UBS Group AG, including Credit Suisse

AG as of 31 December 2023.

3 Includes amounts due
to / from other participations.
31.12.24 31.12.23
CHF m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1
2,815 112,424 3,656 65,027
of which: due from / to customers
1,859 2,352 3,201 2,134
of which: funding received from UBS Group AG measured at amortized cost
103,431 59,440
of which: funding received from UBS Group AG designated

at fair value
4,539 2,282
Subsidiaries
170,457 105,704 98,450 57,785
of which: due from / to banks
80,105 66,738 29,657 43,099
of which: due from / to customers
30,309 4,422 29,728 1,067
of which: receivables / payables from securities financing transactions
15,869 32,261 13,450 12,727
of which: funding provided to significant regulated subsidiaries eligible as total loss-
absorbing capacity 39,640 24,729
Affiliated entities
2
456 1,268 14,009 1,687
of which: due from / to banks
0 0 12,475 1,005
of which: due from / to customers
378 808 761 195
External auditors
20 3
Other related parties
3
58 19 2
1 The qualified shareholder of UBS AG is UBS Group

AG.

2 Affiliated entities of UBS AG are all direct subsidiaries

of UBS Group AG,
including Credit Suisse AG as of 31 December 2023.

3 Includes amounts due
to / from other participations.
As

of

31 December

2024,

off-balance

sheet

positions

related

to

subsidiaries

amounted

to

USD 14.2bn

(CHF 12.9bn)
(31 December 2023:

USD 8.6bn

(CHF 7.2bn)),

of which

USD 8.4bn

(CHF 7.6bn)

related

to guarantees

to third

parties
(31 December 2023:

USD 6.4bn (CHF 5.4bn))

and USD 1.9bn

(CHF 1.7bn) related

to loan

commitments (31

December
2023: USD 0.5bn (CHF 0.4bn)).
As of 31 December 2024, there were no off-balance sheet positions related to affiliates

(31 December 2023: USD 1.0bn
(CHF 0.8bn)).
Loans to and deposits from members of governing bodies

were immaterial for all periods presented.

UBS AG standalone financial statements

(audited)

Note 25

Fiduciary transactions
USD m CHF m
31.12.24 31.12.23 31.12.24 31.12.23
Fiduciary deposits 2,435 39 2,211 33
of which: placed with third-party banks 2,435 39 2,211 33
of which: placed with subsidiaries and affiliated entities 0 0 0 0
Total fiduciary transactions 2,435 39 2,211 33
Fiduciary transactions encompass

transactions entered into

by UBS AG that result

in holding or placing assets

on behalf
of

individuals,

trusts,

defined

benefit

plans

and

other

institutions.

Unless

the

recognition

criteria

for

the

assets

are
satisfied, these assets and the

related income are

excluded from UBS AG’s balance

sheet and income statement but

are
disclosed

in

this

Note

as

off-balance

sheet

fiduciary

transactions.

Client

deposits

that

are

initially

placed

as

fiduciary
transactions with UBS

AG may

be recognized on

UBS AG’s

balance sheet in

situations in

which the

deposit is

subsequently
placed within UBS AG. In such cases, these deposits are

not reported in the table above.
Note 26a

Invested assets and net new money
USD bn CHF bn
As of or for the year ended As of or for the year ended
31.12.24 31.12.23 31.12.24 31.12.23
Discretionary assets 106 60 96 51
Other invested assets 799 434 726 365
Total invested assets
1
905 494 822 416
Net new money (12) 23 (11) 21
1 Includes no double counts.
Note 26b

Development of invested assets
USD bn CHF bn
31.12.24 31.12.23 31.12.24 31.12.23
Total invested assets at the beginning of the year 1 494 468 416 432
Invested assets recognized upon the merger of

UBS AG and Credit Suisse AG
2 382 345
Net new money

(12) 23 (11) 21
Market movements
3
67 3 61 1
Foreign currency translation (10) 2 25 (37)
Other effects (16) (1) (14) (1)
Total invested assets at the end of the year
1
905 494 822 416
1 Includes no double

counts.

2 Invested assets

recognized upon the

merger of UBS

AG and Credit

Suisse AG were

measured and reported

as of 31

May 2024, the

merger effective date,

in alignment with

UBS
accounting policies outlined in Note 31 to the UBS AG consolidated financial statements in the UBS AG Annual Report 2024.

3 Includes interest and dividend income.
›
Refer to “Note 31 Invested assets and net

new money” in the “Consolidated financial statements”

section of the UBS AG Annual
Report 2024, available under “Annual reporting” at ubs.com/investors , for more information

UBS AG standalone

Statement of proposed appropriation of total profit
and dividend distribution
The Board of Directors (the BoD) proposes that the Annual General Meeting of Shareholders (the AGM) on 8 April 2025
approve

the

appropriation

of

total

profit and

an

ordinary

dividend

distribution

of

USD 6,500m

out

of the

total

profit
(USD 5,138m) and out

of the
Voluntary earnings

reserve

(USD 1,362m). Furthermore, the

BoD proposes

the appropriation
of an

amount of

USD 6,500m out

of the
Voluntary earnings

reserve

to a

special dividend

reserve within

the
Voluntary
earnings reserve .
Appropriation of and distribution out of total profit
USD m CHF m
For the year ended For the year ended
31.12.24 31.12.24
1
Net profit for the period 5,138 4,684
Profit / (loss) carried forward 0 0
Total profit available for appropriation 5,138 4,684
Appropriation of total profit
Dividend distribution (5,138) (4,684)
Profit / (loss) carried forward 0 0
Proposed dividend out of voluntary earnings reserve
Total voluntary earnings reserve before distribution 13,157 11,311
Dividend distribution (1,362) (1,219)
Total voluntary earnings reserve after distribution 11,795 10,092 of which: appropriation to special dividend reserve

within voluntary earnings reserve
2
6,500 5,903
1 For illustrative purposes, the proposed dividend of

USD 6,500m is converted to

Swiss francs at the closing exchange

rate as of 31 December 2024

(CHF / USD 1.10), which

equals a Swiss franc dividend

of CHF 5,903m
and would result in a distribution of CHF

4,684m out of total profit and the

remainder of CHF 1,219m out of the

voluntary earnings reserve.

2 The Voluntary earnings

reserve includes a special dividend reserve of
USD 6,500m (CHF 5,903m) available for appropriation. The decision on the special dividend payment is intended to be made at an Extraordinary General Meeting in the second half of 2025, considering any proposed requirements from Switzerland’s ongoing review of its capital regime.

UBS AG standalone regulatory information

UBS AG standalone regulatory information
Key metrics for the fourth quarter of 2024
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

IFRS

Accounting
Standards.
During the fourth quarter

of 2024, tier 1 capital decreased

by USD 8.5bn to USD 90.9bn.

Common equity tier 1 (CET1)
capital decreased by USD 8.1bn to

USD 75.1bn, mainly as operating profit before

tax of USD 1.1bn was more

than offset
by additional accruals for

capital returns to

UBS Group AG of

USD 8.5bn. As of 31

December 2024, accruals for

capital
returns to UBS Group

AG amounted to

USD 13.0bn, reflecting

a proposed

ordinary dividend

distribution of

USD 6.5bn
and the

appropriation of USD 6.5bn

to a

special dividend reserve,

both subject to

approval at the

Annual General Meeting
in the

second quarter

of 2025.

The

decision on

the

distribution

of the

special dividend

is intended

to be

made

at an
Extraordinary General

Meeting in

the second

half of

2025, considering

any proposed

requirements from

Switzerland’s
ongoing review of its capital regime.
Additional tier 1 (AT1)

capital issued by

the Group and

on lent to

UBS AG decreased

by USD 0.4bn to USD 15.8bn,

mainly
reflecting negative impacts from interest rate risk hedge,

foreign currency translation and other effects.

Phase-in

risk-weighted

assets

(RWA)

decreased

by

USD 57.2bn

to

USD 508.0bn

during

the

fourth

quarter

of

2024,
primarily driven by

decreases in participation

RWA as a

result of capital

repatriations and credit

and counterparty

credit
risk RWA.
During the fourth quarter of 2024, the leverage ratio denominator (the LRD) decreased by USD 45.1bn to USD 899.3bn, driven by currency effects

of USD 31.2bn and asset

size and other movements

of USD 13.9bn. The

asset size and other
movements were mainly driven by lower lending balances,

investments in subsidiaries as a result of capital repatriations, trading

portfolio

assets

and

disposals

of

high-quality

liquid

asset

(HQLA)

portfolio

securities,

partly

offset

by

higher
securities financing transactions and derivative exposures.
Correspondingly, the CET1 capital

ratio of UBS AG standalone

increased to 14.8% from

14.7%, reflecting the decrease
in RWA, partly offset by the decrease in CET1 capital. The firm’s Basel III leverage ratio decreased to 10.1% from 10.5%,
reflecting the decrease in tier 1 capital, partly offset by the aforementioned decrease in the LRD.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

AG

standalone

decreased

38.3 percentage

points

to
244.0%, remaining above

the prudential requirement

communicated by the

Swiss Financial Market Supervisory

Authority
(FINMA).

The

movement

in

the

quarterly

average

LCR was

primarily

driven

by

a

decrease

in

HQLA

of

USD 27.5bn

to
USD 142.7bn, mainly reflecting lower cash available, driven by decreases in debt issued measured at amortized cost and
short-term borrowings, higher funding provided to

subsidiaries, and an increase in

non-HQLA-related securities financing
transactions and funding of trading assets.

The effect of the decrease in

HQLA was partly offset by a

decrease in net cash
outflows

of

USD 1.8bn

to

USD 58.6bn,

reflecting

lower

net

outflows

from

derivatives

and

higher

net

inflows

from
securities financing transactions, partly offset by lower inflows from intercompany funding to subsidiaries.

As of 31 December 2024, the

net stable funding ratio decreased

3.1 percentage points to 97.3%,

remaining above the
prudential requirement

communicated by

FINMA. Available

stable funding

decreased by

USD 36.2bn to

USD 410.2bn,
mainly driven

by lower

regulatory capital,

deposits and

debt issued.

Required stable

funding decreased

by USD 23.1bn
to USD 421.8bn, mainly driven by lower lending assets and investments in subsidiaries.

UBS AG standalone regulatory information

KM1: Key metrics
USD m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

75,051

83,113

82,329

51,971

52,553
2 Tier 1

90,881

99,363

97,461

66,175

65,051
3 Total capital

90,882

99,365

97,461

66,175

65,052
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)

507,964

565,180

554,478

356,821

354,083
4a Minimum capital requirement
2

40,637

45,214

44,358

28,546

28,327
Risk-based capital ratios as a percentage of RWA
1
5 CET1 ratio (%)

14.77

14.71

14.85

14.56

14.84
6 Tier 1 ratio (%)

17.89

17.58

17.58

18.55

18.37
7 Total capital ratio (%)

17.89

17.58

17.58

18.55

18.37
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.19

0.19

0.18

0.12

0.12
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.69

2.69

2.68

2.62

2.62
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

9.89

9.58

9.58

10.06

10.34
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

899,348

944,404

921,796

641,315

643,939
14 Basel III leverage ratio (%)

10.11

10.52

10.57

10.32

10.10
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

142,661

170,179

137,003

123,742

129,961
16 Total net cash outflow

58,620

60,445

50,458

46,115

50,376
16a of which: cash outflows

231,213

228,228

197,846

174,814

163,836
16b of which: cash inflows

172,593

167,783

147,387

128,700

113,460
17 LCR (%) 243.95

282.26

269.55

268.69

260.16
Net stable funding ratio (NSFR)
7
18 Total available stable funding 410,197 446,435 448,005 274,568 279,758
19 Total required stable funding 421,792 444,875 437,275 288,322 304,938
20 NSFR (%) 97.25 100.35 102.45 95.23 91.74
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio that

is available to meet buffer requirements.
Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 Calculated after the application of haircuts, inflow
and outflow rates,

as well as, where

applicable, caps on

Level 2 assets and cash

inflows. Calculated based

on an average of

64 data points in

the fourth quarter of

2024 and 65 data

points in the third quarter

of
2024. For the prior-quarter

data points, refer to the

respective Pillar 3 Report, available under “Pillar

3 disclosures” at ubs.com/investors,

for more information.

7 In accordance with Art. 17h para.

3 and 4 of the
Liquidity Ordinance, UBS AG standalone is

required to maintain a minimum NSFR of at least 80%

without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess
funding.
Swiss systemically relevant bank going and gone concern

requirements and information

UBS AG standalone is considered a systemically relevant

bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.
The

capital

requirements

based

on

RWA

include

a

minimum

CET1

capital

requirement

of

10.26%,

including

a
countercyclical buffer

of 0.19%,

and a

total going

concern capital

requirement of

14.56%, including

a countercyclical
buffer of 0.19%. The capital requirements based

on the LRD include a

minimum CET1 capital requirement of 3.54% and
a total going concern leverage ratio requirement of 5.04%.
CET1 capital

and high

-trigger AT1

capital instruments

are eligible

as going

concern capital.

As of

31 December

2024,
one

remaining

outstanding

low-trigger

AT1

capital

instrument,

amounting

to

USD 1.2bn,

that

was

on

lent

from
UBS Group AG to UBS AG qualified as going concern capital,

as agreed with FINMA.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement

on UBS

AG’s consolidated

exposure.

As of

1 January

2024, the

buffer requirement

has been

fully
phased

in.

The

gone

concern

capital

requirement

is

the

higher

of

RWA-

and

LRD-based

requirements,

calculated
separately. The gone concern

capital coverage ratio reflects how

much gone concern capital

is available to meet

the gone
concern requirement. Outstanding

high- and low-trigger

loss-absorbing tier 2 capital

instruments, non-Basel III-compliant
tier 2 capital instruments, and total

loss-absorbing capacity-eligible unsecured debt instruments are eligible to meet gone
concern requirements until one year before maturity.

UBS AG standalone regulatory information

For direct and indirect investments,

including the holding of regulatory

capital instruments of UBS AG by

subsidiaries that
are active

in banking

and finance,

a FINMA

decree introduced

a risk-weighting

approach, with

a phase-in

period until
1 January 2028.

From 1 January

2019 onward,

the initial

risk weight

of these

investments of

200% is

being gradually
raised by 5 percentage

points per year

for Switzerland-domiciled

investments and

by 20 percentage

points per year

for
foreign-domiciled investments until the fully

applied risk weights are 250% and 400%,

respectively. As of 31 December
2024, the

applicable

phase-in risk

weights

were

230% for

Switzerland-domiciled

investments

and 320%

for

foreign-
domiciled investments.

›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
The

tables

below

provide

details

of

the

Swiss

SRB

RWA-

and

LRD-based

going

and

gone

concern

requirements

and
information as required by FINMA; details regarding eligible gone concern instruments are provided below.
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.56
1

73,948

14.55
1

80,869

5.04
1

45,305
Common equity tier 1 capital

10.26

52,106

10.25

56,973

3.54

31,815
of which: minimum capital

4.50

22,858

4.50

25,008

1.50

13,490
of which: buffer capital

5.50

27,938

5.50

30,565

2.00

17,987
of which: countercyclical buffer

0.19

971

0.19

1,063
Maximum additional tier 1 capital

4.30

21,842

4.30

23,896

1.50

13,490
of which: additional tier 1 capital

3.50

17,779

3.50

19,450

1.50

13,490
of which: additional tier 1 buffer capital

0.80

4,064

0.80

4,446
Eligible going concern capital
Total going concern capital

17.89

90,881

16.35

90,881

10.11

90,881
Common equity tier 1 capital

14.77

75,051

13.51

75,051

8.35

75,051
Total loss-absorbing additional tier 1 capital

3.12

15,830

2.85

15,830

1.76

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

2.87

14,585

2.62

14,585

1.62

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

0.25

1,245

0.22

1,245

0.14

1,245
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

507,964

555,726
Leverage ratio denominator

899,348
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

75,339
Eligible gone concern capital
Total gone concern loss-absorbing capacity

92,174
Gone concern capital coverage ratio

122.35
1 Includes applicable add-ons

of 1.51% for risk-weighted

assets (RWA) phase-in,

1.50% for risk-weighted

assets (RWA) fully

applied, and 0.54%

for leverage ratio

denominator (LRD), of which

7 basis points for
RWA phase-in, 6 basis points for RWA fully applied and 4 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 338m related to the supply chain finance funds matter at Credit Suisse.

2 A maximum
of 25% of the gone

concern requirements can be

met with instruments that have

a remaining maturity of

between one and two years.

Once at least 75% of

the minimum gone concern requirement

has been met
with instruments that have a remaining maturity of greater

than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be

included in the total gone concern capital.

UBS AG standalone regulatory information

Swiss SRB going and gone concern information
USD m, except where indicated 31.12.24 30.9.24 31.12.23
Eligible going concern capital
Total going concern capital

90,881

99,363

65,051
Total tier 1 capital

90,881

99,363

65,051
Common equity tier 1 capital

75,051

83,113

52,553
Total loss-absorbing additional tier 1 capital

15,830

16,250

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

14,585

15,012

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,245

1,239

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

92,174

96,470

54,452
Total tier 2 capital

204

286

533
of which: non-Basel III-compliant tier 2 capital

204

286

533
TLAC-eligible unsecured debt

91,970

96,184

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

183,055

195,833

119,504
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

507,964

565,180

354,083
of which: investments in Switzerland-domiciled subsidiaries
1

83,221

87,083

43,448
of which: investments in foreign-domiciled subsidiaries
1

162,098

200,092

121,374
Risk-weighted assets, fully applied as of 1.1.28

555,726

622,776

399,369
of which: investments in Switzerland-domiciled subsidiaries
1

90,458

94,656

48,276
of which: investments in foreign-domiciled subsidiaries
1

202,623

250,115

161,832
Leverage ratio denominator

899,348

944,404

643,939
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.9

17.6

18.4
of which: common equity tier 1 capital ratio, phase-in

14.8

14.7

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.4

16.0

16.3
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.5

13.3

13.2
Leverage ratios (%)
Going concern leverage ratio

10.1

10.5

10.1
of which: common equity tier 1 leverage ratio

8.3

8.8

8.2
Capital coverage ratio (%)
Gone concern capital coverage ratio

122.3

120.1

112.5
1 Net exposures for direct and

indirect investments including holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital
instruments in foreign-domiciled subsidiaries

are risk-weighted at 230%

and 320%, respectively,

for the current year.

Risk weights will gradually

increase by 5 percentage

points per year for

Switzerland-domiciled
investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.

UBS AG standalone regulatory information

Climate risk
Our climate

strategy

and governance

are determined

and overseen

at the

UBS Group

level. Similarly,

we identify

and
manage climate

risks, including

climate-related

financial risks,

in our

own operations,

balance sheet,

client assets

and
supply chain at the UBS Group level.

Climate-related metrics for the UBS AG legal entity are presented in the UBS Group Annual Report 2024.
›
Refer to “Our focus on sustainability” in the “How

we create value for our stakeholders” section and

to “Sustainability and
climate risk” in the “Risk management and control” section

of the UBS Group Annual Report 2024,

available under “Annual
reporting” at ubs.com/investors , for more information
›
Refer to “Our sustainability and impact strategy” in

the “Strategy” section of the UBS Group Sustainability

Report 2024, available
under “Annual reporting” at ubs.com/investors , for more information

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

Basel, 17 March 2025
Consent of Independent Registered Public

Accounting Firm
We consent to the incorporation by reference in each of the following registration statements of UBS AG:
(1)
on Form F-3 (Registration Number 333-283672),

and each related prospectus currently outstanding under
such registration statement,
(2)
the base prospectus of Corporate Asset Backed Corporation

(CABCO) dated 23 June 2004 (Registration
Number 333-111572),
(3)
the Form 8-K of CABCO dated 23 June 2004

(SEC File Number 001-13444), and
(4)
the Prospectus Supplements relating to the CABCO Series

2004-101 Trust dated 10 May 2004
(Registration Number 033-91744) and 17 May

2004 (Registration Number 033-91744-05),

of our report dated 14 March 2025, with respect to the standalone financial statements of UBS AG for the

year
ended 31 December 2024 included in this

Report of Foreign Private Issuer (Form 6-K)

dated 17 March 2025, filed
with the Securities and Exchange Commission.
/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) the registration statement of UBS AG on Form F-3
(Registration Number 333-283672), and into each prospectus outstanding under the foregoing registration
statement, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that
incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with
the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation

(“CABCO”) dated June 23, 2004
(Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number
001-13444), and the Prospectus Supplements relating to the CABCO Series

2004-101 Trust dated May 10, 2004
and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director
Date:

March 17, 2025